Exhibit 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Freescale Semiconductor, Ltd.:

We have audited the accompanying consolidated balance sheets of Freescale Semiconductor, Ltd. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive earnings (loss), shareholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Freescale Semiconductor, Ltd. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Austin, Texas

February 6, 2015

Freescale Semiconductor, Ltd.

Consolidated Statements of Operations

(in millions, except per share amounts)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net sales	$4,634	$4,186	$3,945
Cost of sales	2,509	2,399	2,304

Gross margin	2,125	1,787	1,641
Selling, general and administrative	499	464	438
Research and development	846	755	742
Amortization expense for acquired intangible assets	15	13	13
Reorganization of business and other	37	24	(15)

Operating earnings	728	531	463
Loss on extinguishment or modification of long-term debt	(79)	(217)	(32)
Other expense, net	(345)	(482)	(531)

Earnings (loss) before income taxes	304	(168)	(100)
Income tax expense	53	40	2

Net earnings (loss)	$251	$(208)	$(102)

Net earnings (loss) per share:
Basic	$0.84	$(0.81)	$(0.41)
Diluted	$0.83	$(0.81)	$(0.41)
Weighted average common shares outstanding:
Basic	298	256	248
Diluted	303	256	248

See accompanying notes.

Freescale Semiconductor, Ltd.

Consolidated Statements of Comprehensive Earnings (Loss)

(in millions)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net earnings (loss)	$251	$(208)	$(102)

Other comprehensive (loss) earnings, net of tax:
Foreign currency translation adjustments	—	(6)	—
Derivative instruments adjustments:
Unrealized (losses) gains arising during the period	(21)	(8)	6
Reclassification adjustment for items included in net earnings (loss)	1	—	1
Post-retirement adjustments:
(Losses) gains arising during the period	(53)	47	(18)
Amortization of actuarial (losses) gains included in net earnings (loss)	(2)	2	—

Other comprehensive (loss) earnings	(75)	35	(11)

Comprehensive earnings (loss)	$176	$(173)	$(113)

See accompanying notes.

Freescale Semiconductor, Ltd.

Consolidated Balance Sheets

(in millions)	December 31, 2014	December 31, 2013
ASSETS
Cash and cash equivalents	$696	$747
Accounts receivable, net	562	388
Inventory, net	745	733
Other current assets	166	127

Total current assets	2,169	1,995
Property, plant and equipment, net	750	681
Intangible assets, net	59	52
Other assets, net	297	319

Total assets	$3,275	$3,047

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities:
Current portion of long-term debt and capital lease obligations	$35	$93
Accounts payable	413	398
Accrued liabilities and other	397	371

Total current liabilities	845	862
Long-term debt	5,535	6,386
Other liabilities	476	393

Total liabilities	6,856	7,641

Shareholders’ deficit:
Preferred shares, par value $0.01 per share; 100 shares authorized, no shares issued and outstanding at December 31, 2014 or 2013	—	—
Common shares, par value $0.01 per share; 900 shares authorized, 305 and 258 issued and outstanding at December 31, 2014 and 2013, respectively	3	3
Additional paid-in capital	9,163	8,326
Accumulated other comprehensive (loss) earnings	(26)	49
Accumulated deficit	(12,721)	(12,972)

Total shareholders’ deficit	(3,581)	(4,594)

Total liabilities and shareholders’ deficit	$3,275	$3,047

See accompanying notes.

Freescale Semiconductor, Ltd.

Consolidated Statements of Shareholders’ Deficit

	Common Shares
(in millions)	Common Shares	Amount	Additional Paid-in Capital	Accumulated Other comprehensive Earnings (Loss)	Accumulated Deficit	Total Shareholders’ Deficit
Balances at January 1, 2012	246	$2	$8,155	$25	$(12,662)	$(4,480)
Net loss	—	—	—	—	(102)	(102)
Net cash flow derivative instrument adjustments (net of tax effect)	—	—	—	7	—	7
Post-retirement obligation adjustment (net of tax effect)	—	—	—	(18)	—	(18)
Share-based compensation expense	—	—	39	—	—	39
Issuance of common shares under share-based compensation awards	2	—	9	—	—	9
Issuance of common shares under employee share purchase plan	1	—	14	—	—	14

Balances at December 31, 2012	249	$2	$8,217	$14	$(12,764)	$(4,531)

Net loss	—	—	—	—	(208)	(208)
Net foreign currency translation adjustments (net of tax effect)	—	—	—	(6)	—	(6)
Net cash flow derivative instrument adjustments (net of tax effect)	—	—	—	(8)	—	(8)
Post-retirement obligation adjustment (net of tax effect)	—	—	—	49	—	49
Share-based compensation expense	—	—	43	—	—	43
Issuance of common shares under share-based compensation awards	7	1	39	—	—	40
Issuance of common shares under employee share purchase plan	2	—	27	—	—	27

Balances at December 31, 2013	258	$3	$8,326	$49	$(12,972)	$(4,594)

Net earnings	—	—	—	—	251	251
Net cash flow derivative instrument adjustments (net of tax effect)	—	—	—	(20)	—	(20)
Post-retirement obligation adjustment (net of tax effect)	—	—	—	(55)	—	(55)
Share-based compensation expense	—	—	62	—	—	62
Issuance of common shares under share-based compensation awards	5	—	20	—	—	20
Issuance of common shares under employee share purchase plan	2	—	31	—	—	31
Issuance of common shares under equity offering	40	—	717	—	—	717
Excess tax benefits from share-based compensation plans	—	—	7	—	—	7

Balances at December 31, 2014	305	$3	$9,163	$(26)	$(12,721)	$(3,581)

See accompanying notes.

Freescale Semiconductor, Ltd.

Consolidated Statements of Cash Flows

(in millions)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Cash flows from operating activities:
Net earnings (loss)	$251	$(208)	$(102)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	269	275	275
Reorganization of business and other	37	24	(15)
Share-based compensation	67	48	43
Excess tax benefits from share-based compensation plans	(7)	—	—
Deferred incomes taxes	23	58	25
Loss on extinguishment or modification of long-term debt, net	79	217	32
Proceeds from business interruption insurance recoveries	—	—	96
Deferred intellectual property revenue	—	(86)	86
Other non-cash items	59	—	4
Changes in operating assets and liabilities:
Accounts receivable, net	(219)	(32)	83
Inventory, net	(4)	60	17
Accounts payable and accrued liabilities	(6)	(38)	(145)
Other operating assets and liabilities	(45)	3	(49)

Net cash provided by operating activities	504	321	350

Cash flows from investing activities:
Purchases of property, plant and equipment	(249)	(151)	(123)
Acquisitions and strategic investment activity	(20)	—	1
Proceeds from the sale of property, plant and equipment	16	11	19
Payments for purchased licenses and other assets	(81)	(70)	(73)

Net cash used for investing activities	(334)	(210)	(176)

Cash flows from financing activities:
Retirements of and payments for long-term debt and capital lease obligations(1)	(1,568)	(5,062)	(734)
Debt issuance proceeds, net of debt issuance costs(1)	590	4,929	481
Proceeds from equity offering, net of offering costs	717	—	—
Proceeds from stock option exercises and ESPP share purchases	47	62	21
Excess tax benefits from share-based compensation plans	7	—	—

Net cash used for financing activities	(207)	(71)	(232)

Effect of exchange rate changes on cash and cash equivalents	(14)	(4)	(3)

Net (decrease) increase in cash and cash equivalents	(51)	36	(61)
Cash and cash equivalents, beginning of period	747	711	772

Cash and cash equivalents, end of period	$696	$747	$711

(1)	As discussed in Note 4, “Debt,” Freescale Inc. issued a $2.7 billion term loan in the first quarter of 2014, of which $2.1 billion was a non-cash exchange with existing lenders and is not reflected in the above presentation.

See accompanying notes.

Freescale Semiconductor, Ltd.

Notes to the Consolidated Financial Statements

(Dollars in millions, except as noted)

(1)	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation: Freescale Semiconductor, Inc. (“Freescale Inc.”) was incorporated in Delaware in 2003. In the second quarter of 2004, Motorola, Inc. (“Motorola”) transferred substantially all of its semiconductor businesses’ assets and liabilities to Freescale Inc. (the “Contribution”) in anticipation of an initial public offering (IPO) of Freescale Inc. Class A common stock; the IPO was completed on July 21, 2004. Prior to the IPO, Freescale Inc. was a wholly owned subsidiary of Motorola. All of the Freescale Inc. Class B shares of common stock were held by Motorola until Motorola distributed its remaining ownership interest in Freescale Inc. by means of a special dividend to its common stockholders (the “Distribution”) on December 2, 2004 (the “Distribution Date”).

On December 1, 2006, Freescale Inc. was acquired by a consortium of private equity funds (the “Merger”). The consortium includes The Blackstone Group, The Carlyle Group, funds advised by Permira Advisers, LLC, TPG Capital and others (collectively, the “Sponsors”). Pursuant to the terms of the Merger, Freescale Inc. continues as a wholly owned indirect subsidiary of Freescale Semiconductor, Ltd. (“Freescale Ltd.”). At the close of the Merger, Freescale Inc. became a subsidiary of Freescale Semiconductor Holdings V, Inc. (“Holdings V”), which is wholly owned by Freescale Semiconductor Holdings IV, Ltd. (“Holdings IV”), which is wholly owned by Freescale Semiconductor Holdings III, Ltd. (“Holdings III”), which is wholly owned by Freescale Semiconductor Holdings II, Ltd. (“Holdings II”), which is wholly owned by Freescale Ltd. All five of these companies were formed for the purposes of facilitating the Merger and are collectively referred to as the “Parent Companies.” Freescale Holdings L.P., a Cayman Islands limited partnership (“Freescale LP”), an entity controlled by the Sponsors, owns the majority of the outstanding shares of Freescale Ltd. as of December 31, 2014. The reporting entity subsequent to the Merger is Freescale Ltd. Freescale Ltd. refers to the operations of Freescale Ltd. and its subsidiaries and may be referred to as the “Company,” “Freescale,” “we,” “us” or “our,” as the context requires.

During the second quarter of 2011, we completed an IPO with an over-allotment option under which we sold a total of 49 million of our common shares at a public offering price of $18.00 per share, the net proceeds from which were largely used to repay or redeem a portion of our outstanding indebtedness. During the first quarter of 2014, we completed an equity issuance in which we sold 40.25 million of our common shares, including the exercise of the underwriters’ option, at a public offering price of $18.50 per share (the “Q1 2014 Equity Offering”). The net proceeds of this offering were approximately $717 million, after deducting the costs directly attributable to the transaction including underwriters’ discounts and commissions and offering expenses. We contributed the net proceeds to Freescale Inc. to redeem, along with cash on hand, an aggregate of approximately $680 million in outstanding indebtedness and to pay approximately $38 million in call premiums associated with the debt extinguishment. (Refer to Note 4, “Debt,” for further discussion of the redemption and related transactions referenced in this section.)

Our consolidated financial statements include all majority-owned subsidiaries and assets and liabilities of the Company. Investments in which the Company exercises significant influence, but which it does not control, are accounted for under the equity method of accounting. Investments in which the Company does not exercise significant influence are recorded at cost. All intercompany transactions between and among the Company and its subsidiaries have been eliminated.

We consider events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

Risks and Uncertainties: Our business is significantly impacted by demand for electronic content in automobiles, networking and wireless infrastructure equipment, various industrial devices relating to factory automation, energy conservation and medical equipment, and consumer electronic devices. We operate in an industry that is cyclical and subject to constant and rapid technological change, product obsolescence, price erosion, evolving standards, short product life-cycles and fluctuations in product supply and demand.

We continue to focus our resources on our core automotive, networking, industrial and consumer products. Our future net sales and profitability will be affected by, among other factors, the general global economic environment, our ability to meet unscheduled or temporary increases in demand and our ability to meet product development launch cycles in our targeted markets, among other factors.

Revenue Recognition: We recognize revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is reasonably assured, which is generally at the time of shipment. Sales with destination point terms are recognized upon delivery. Accruals are established, with the associated reduction to net sales at the time the related revenue is recognized, for allowances for discounts and product returns based on actual historical experience. Revenue for services is recognized ratably over the contract term or as services are performed.

Net sales from contracts with multiple deliverables are recognized as each deliverable is earned based on the relative fair value of each deliverable when there are no undelivered items that are essential to the functionality of the delivered items and when the amount is not contingent upon delivery of the undelivered items. More specifically, the deliverables under each arrangement are analyzed to determine whether they are separate units of accounting, and if so, the total arrangement consideration is allocated based on each deliverable’s relative selling price using vendor-specific objective evidence (“VSOE”), third-party evidence (“TPE”), or estimated selling prices (“ESP”). When we are unable to establish selling price using VSOE or TPE, we use ESP in our allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service was sold on a standalone basis. The ESP is determined by considering multiple factors including, but not limited to, our pricing practices, gross margin objectives, internal costs and industry specific information. Changes in any number of these factors may have a substantial impact on the selling price as assigned to each deliverable. These inputs and assumptions represent management’s best estimates at the time of the transaction. Applicable receivables are discounted in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Revenue related to licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection of resulting receivables is reasonably assured. Revenue from upfront payments for the licensing of our patents is recognized when the arrangement is mutually signed, if there is no future delivery or future performance obligations and all other criteria are met. When patent licensing arrangements include royalties for future sales of the licensees’ products using our licensed patented technology, revenue is recognized based on royalty reports received from the licensee, provided that all other criteria have been met. As a percentage of sales, revenue related to intellectual property sales or licensing agreements represented 1%, 5% and 5% for the years ended December 31, 2014, 2013 and 2012, respectively.

Distributor Sales: Revenue from sales to distributors of our products is recognized when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is reasonably assured, which is generally at the time of shipment. In response to competitive market conditions, we offer incentive programs common to the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. Accruals for the estimated distributor incentives are established at the time of the sale, along with a related reduction to net sales, based on the terms of the various incentive programs, historical experience with such programs, prevailing market conditions and current distributor inventory levels. The Company’s policy is to use a rolling historical experience rate, as well as a prospective view of products and pricing in the distributor channel for distributors who participate in our volume rebate incentive program, in order to estimate the proper provision for this program at the end of any given reporting period. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in pricing environments and distributor resales and inventory levels. Distributor reserves are also adjusted when recent historical data does not represent anticipated future activity. As a percentage of sales, revenue derived from distributors for customers serviced exclusively through the distribution channel represented 27%, 25% and 23% for the years ended December 31, 2014, 2013 and 2012, respectively.

Product-Related Expenses: Shipping and handling costs associated with product sales are included in cost of sales. Expenditures for advertising are expensed as incurred, and are included in selling, general and administrative expenses. Provisions for estimated costs related to product warranties are made at the time the related sale is recorded, based on historic trends and are included in cost of sales. Research and development costs are expensed as incurred.

Share-Based Compensation Costs: We have several share-based employee compensation plans, which are more fully described in Note 6, “Employee Benefit and Incentive Plans.” We account for awards granted under those plans using the fair-value recognition provisions of ASC Topic 718, “Compensation-Stock Compensation” (“ASC Topic 718”). We estimate the fair value of non-qualified options using the Black-Scholes option-pricing model with the weighted-average assumptions listed in Note 6 or using the Monte Carlo valuation model, as appropriate.

Foreign Currency Transactions: The effects of remeasuring the non-functional currency assets or liabilities into the functional currency as well as gains and losses on hedges of existing assets or liabilities are marked-to-market, and the result is included within other expense, net in the accompanying Consolidated Statements of Operations. Gains and losses on financial instruments that hedge future cash flows are deferred until such time as the underlying transactions are recognized or are recorded immediately when it is probable the transaction will not occur. Gains or losses on financial instruments that do not qualify as hedges are recognized immediately as income or expense. These financial instruments are presented on a gross basis in the Consolidated Balance Sheets.

Prior to the change in functional currency, the effects of translating the financial position and results of operations of local currency functional operations for certain of our non-U.S. subsidiaries into U.S. dollars were included in a separate component of shareholders’ deficit.

Cash and Cash Equivalents: We consider all highly liquid investments, not considered short-term investments, purchased with an original maturity of three months or less to be cash equivalents.

Inventory: Inventory is stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates average costs on a first-in first-out basis. Standard costs are based on the normal utilization of installed factory capacity. Costs associated with underutilization of capacity are expensed as incurred. We review inventory quarterly for salability and obsolescence. A specific allowance is provided for inventory considered unlikely to be sold. We write-off inventory in the period in which disposal occurs.

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated amortization and depreciation. Depreciation is recorded using the straight-line method, based on the lesser of the estimated useful or contractual lives of the assets (buildings and building equipment, 5-40 years; machinery and equipment, 3-7 years), and commences once the assets are ready for their intended use.

Assets Held for Sale: When management determines that an asset is to be sold and that it is available for immediate sale subject only to terms that are usual and customary, the asset is no longer depreciated and is reclassified to assets held for sale. Assets held for sale are reported in other current assets at the lower of the carrying amount or fair value less costs to sell.

Intangible Assets: Our intangible assets are amortized on a straight-line basis over their respective estimated useful lives primarily ranging from two to ten years. The useful lives of the intangible assets acquired by Freescale Ltd. as part of the Merger were established in connection with the allocation of fair values at December 2, 2006 and were largely fully amortized as of December 31, 2011. We have no intangible assets with indefinite useful lives.

Impairment of Long-Lived Assets: Long-lived assets held and used by us and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. We evaluate recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset group exceeds the fair value of the assets. We determine fair value based on either market quotes, if available, or discounted cash flows using a discount rate commensurate with the risk inherent in our current business model for the specific asset being valued.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and also for net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

We have reserves for taxes, associated interest, and other related costs that may become payable in future years as a result of audits by tax authorities. Although we believe that the positions taken on previously filed tax returns are fully supported, we nevertheless have established reserves recognizing that various taxing authorities may challenge certain positions, which may not be fully sustained. The tax reserves are reviewed quarterly and adjusted as events occur that affect our potential liability for additional taxes, such as lapsing of applicable statutes of limitations, proposed assessments by tax authorities, resolution of tax audits, negotiations between tax authorities of different countries concerning our transfer prices, identification of new issues and issuance of new regulations or new case law.

Debt Issuance Costs: We capitalize direct costs incurred to obtain financings and amortize these costs over the terms of the related debt instrument using the effective interest method. Upon the extinguishment of the related debt, any unamortized debt issuance costs are immediately expensed.

Fair Values of Financial Instruments: The fair values of financial instruments are determined based on quoted market prices and market interest rates as of the end of the reporting period. Our financial instruments include cash and cash equivalents, accounts receivable, investments, accounts payable, accrued liabilities, derivative contracts and long-term debt. Except for the fair value of our long-term debt, the fair values of these financial instruments were not materially different from their carrying or contract values at December 31, 2014 and 2013. See Note 3, “Fair Value Measurement,” Note 4, “Debt,” Note 5, “Risk Management” and Note 6, “Employee Benefit and Incentive Plans” for further details concerning fair value measurement, the fair value of our long-term debt, derivative contracts and pension plan assets, respectively.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain amounts reported in previous periods have been reclassified to conform to the current presentation.

Business Segments: Management believes the current organizational structure of our sales and marketing, new product introduction, and supply chain operations enables us to execute to our strategic growth initiatives. We design, develop, manufacture and market high-performance semiconductor products. Our Chief Executive Officer (“CEO”) has been identified as the Chief Operating Decision Maker (“CODM”) as defined by ASC Topic 280, “Segment Reporting” (“ASC Topic 280”). Under the leadership of our CODM, our Company is structured and organized around standardized roles and responsibilities based on the following centralized corporate functions: Sell (sales and marketing/strategy), Design (research and development, product design and new product introduction) and Build (manufacturing, supply chain operations, quality and process technology) along with our corporate support functions (finance, information technology, human resources and legal). This centralized structure supports a uniform global operating strategy in which the CODM executes strategic planning based on our target markets, capital investment and resource allocation decisions at the total Company level.

We have five product groups that have similar products, production processes, types of customers and methods for distribution. In addition, the tools and technology used in the design of our products are shared among the various product groups. These product groups engage in business activities that earn revenue; however the majority of the expenses generated by each product group are allocated to the product group by other centralized functions. The operational results of the product groups are provided on a supporting basis to our CODM along with other financial, operating and market data on the overall Company to facilitate management supervision over, and measure the efficiency of, the Company’s operations at level higher than the individual products.

In regards to the “Sell” component of our strategy, it is the role of our global sales and marketing team, as directed by our CODM, to identify new business opportunities across our target markets. The members of our sales and marketing team are organized by customer and are responsible for maximizing the total Company market share within each customer. Our product groups have been established to manage the “Design” element of our Company strategy via product design and new product introduction. The General Managers (“GMs”) of the product groups, under the direction of the CODM, coordinate the achievement of design wins, revenue, gross margin and certain other performance targets. However, the CODM can override decisions made by the GMs at any time. Manufacturing operations, by following the strategic roadmap established by the CODM, is responsible for the “Build” element which is achieved through the planning of production, prioritization of our manufacturing capabilities, and new product costing assessments to ensure we are using our manufacturing capacity effectively to support our product roadmaps and fulfill customer requirements. The GMs of the product groups are not segment managers as evidenced by the lack of autonomous control each GM has over their respective product groups.

Based upon the current organizational structure, we operate and account for our results in one operating segment, as defined by ASC Topic 280, and therefore, the aggregation criteria to determine reportable segments are not applicable.

(2)	Other Financial Data

Statements of Operations Supplemental Information

Intellectual Property Revenue

Intellectual property revenue for 2014, 2013 and 2012 was $54 million, $203 million and $191 million, respectively. Of these amounts, for 2013 and 2012, we recorded intellectual property revenue of $164 million and $136 million, respectively, related to multiple deliverable arrangements entered into during the second quarter of 2012. These arrangements included (i) multi-year patent license agreements, ranging from six to eight years, and renewal options upon the expiration of such license agreement and (ii) patent sales and services. The total consideration received under these agreements was $304 million, of which $5 million, $78 million and $198 million was received in 2014, 2013 and 2012, respectively. The remaining cash of $23 million will be received in connection with one of these deliverable arrangements over the next five years, with $5 million anticipated to be received within the next twelve months.

Loss on Extinguishment or Modification of Long-Term Debt

During 2014, we recorded charges totaling $79 million associated with the debt redemptions that occurred during the third and fourth quarters of 2014 along with the extinguishment of debt and the amendments to our senior secured credit facilities completed during the first quarter of 2014. These charges consisted of call premiums, the write-off of unamortized debt issuance costs and original issue discount (“OID”) associated with the extinguished debt and other expenses not eligible for capitalization in accordance with ASC Subtopic 470-50, “Modifications and Extinguishments” (“ASC Subtopic 470-50”). (Refer to Note 4, “Debt,” for discussion of the transactions referenced in this section.)

During 2013, we recorded charges totaling $217 million associated with the extinguishment and modification of existing debt and the issuance of secured notes and term loans. These charges consisted of the write-off of unamortized debt issuance costs, OID and other expenses not eligible for capitalization.

During 2012, we recorded charges totaling $32 million associated with (i) the refinancing of a portion of our subordinated notes, which included both the extinguishment and modification of existing debt and the issuance of a term loan, and (ii) the redemption of a portion of our senior notes. These charges consisted of call premiums, the write-off of unamortized debt issuance costs associated with the extinguished debt and other expenses not eligible for capitalization.

Other Expense, Net

The following table displays the amounts comprising Other expense, net in the Consolidated Statements of Operations:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Interest expense	$(353)	$(490)	$(519)
Interest income	10	7	9
Interest expense, net	(343)	(483)	(510)
Other, net	(2)	1	(21)

Other expense, net	$(345)	$(482)	$(531)

Cash paid for interest was $360 million, $497 million and $511 million during 2014, 2013 and 2012, respectively.

During 2012, we recorded losses in other, net of $21 million primarily attributable to the realized results and changes in the fair value associated with our non-cash flow designated interest rate swap agreements, as recorded in accordance with ASC Topic 815, “Derivatives and Hedging” (“ASC Topic 815”), partially offset by foreign currency fluctuations.

Net Earnings (Loss) Per Share

We calculate earnings per share (EPS) in accordance with ASC Topic 260, “Earnings per Share,” using the treasury stock method. Basic EPS is computed based on the weighted average number of common shares outstanding and unissued shares underlying vested restricted share units (RSUs) during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the net earnings of the Company. Approximately 12 million, 25 million and 27 million for 2014, 2013 and 2012, respectively, of the Company’s stock options, RSUs and a warrant were excluded from the calculation of diluted EPS because the inclusion of these awards would have been anti-dilutive. These awards could be dilutive in the future if the average estimated fair value of the common shares increases and is greater than the exercise price of these awards and the assumed repurchases of shares under the treasury stock method.

The following is a reconciliation of the numerators and denominators of the basic and diluted net earnings (loss) per common share computations for the periods presented:

(in millions, except per share amounts)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Basic net earnings (loss) per share:
Numerator:
Net earnings (loss)	$251	$(208)	$(102)
Denominator:
Weighted average common shares outstanding(1)	298	256	248

Basic net earnings (loss) per share	$0.84	$(0.81)	$(0.41)

Diluted net earnings (loss) per share:
Numerator:
Net earnings (loss)	$251	$(208)	$(102)
Denominator:
Number of shares used in basic computation(1)	298	256	248
Add: Incremental shares for dilutive effect of warrants(2)	—	—	—
Add: Incremental shares for dilutive effect of stock options(3)	2	—	—
Add: Incremental shares for dilutive effect of unvested RSUs(4)	3	—	—

Adjusted weighted average common shares outstanding	303	256	248

Diluted net earnings (loss) per share	$0.83	$(0.81)	$(0.41)

(1)	Weighted average common shares outstanding includes outstanding common shares of the Company and unissued common shares underlying vested RSUs. The increase in weighted average common shares outstanding during 2014 is largely the result of the Q1 2014 Equity Issuance.
(2)	A warrant to purchase an aggregate of 10 million common shares at $36.12 per share was outstanding during all periods presented but was not included in the 2014 computation of diluted EPS because the warrant’s exercise price was greater than the average fair market value of the common shares. For 2013 and 2012, the warrant was not included in the computation of diluted EPS as a net loss was incurred in both periods.
(3)	Stock options to purchase an aggregate of 2 million common shares that were outstanding during 2014 were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common shares or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense, potential windfall tax benefits and exercise prices was greater than the weighted average number of shares underlying outstanding stock options. Stock options to purchase an aggregate of 8 million and 13 million common shares that were outstanding during 2013 and 2012, respectively, were not included in the computation of diluted EPS as a net loss was incurred in both periods.
(4)	Unvested RSUs of less than 1 million for 2014 were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and potential windfall tax benefits was greater than the weighted average number of outstanding unvested RSUs. Unvested RSUs of 7 million and 4 million that were outstanding during 2013 and 2012, respectively, were not included in the computation of diluted EPS as a net loss was incurred in both periods.

Balance Sheets Supplemental Information

Inventory, Net

Inventory, net consisted of the following:

	December 31, 2014	December 31, 2013
Work in process and raw materials	$517	$497
Finished goods	228	236

Inventory, net	$745	$733

As of December 31, 2014 and 2013, we had $62 million and $65 million, respectively, in reserves for inventory deemed obsolete or in excess of forecasted demand and for any inventory where the cost exceeds the estimated net realizable value. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

Other Current Assets

Other current assets consisted of the following:

	December 31, 2014	December 31, 2013
Deferred income taxes	$84	$54
Prepaid expenses	32	27
Miscellaneous receivables	25	19
Income tax receivable	6	6
Other	19	21

Total other current assets	$166	$127

Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31, 2014	December 31, 2013
Land	$56	$56
Buildings and improvements	821	862
Machinery and equipment	2,656	2,513
Assets not yet placed in service	54	24
Total	3,587	3,455
Less accumulated depreciation and amortization	(2,837)	(2,774)

Property, plant and equipment, net	$750	$681

Depreciation and amortization expense was $173 million, $181 million and $179 million for 2014, 2013 and 2012, respectively. Included in property, plant and equipment, net are capital lease assets of less than $1 million and $1 million as of December 31, 2014 and 2013, respectively. These capital lease amounts are net of accumulated amortization of $5 million and $20 million as of December 31, 2014 and 2013, respectively.

Intangible Assets, Net

Intangible assets, net of $59 million and $52 million at December 31, 2014 and 2013, respectively, were composed of the following:

	December 31, 2014		December 31, 2013
	Amortizable Cost	Accumulated Amortization	Amortizable Cost	Accumulated amortization
Developed technology/purchased licenses	$46	$26	$40	$25
Trademarks/tradenames	144	119	144	107
Customer relationships	16	2	—	—

Intangible assets	$206	$147	$184	$132

Amortization expense for these intangible assets was $31 million, $27 million and $29 million for 2014, 2013 and 2012, respectively. Amortization expense is estimated to be $31 million in 2015, $25 million in 2016 and $6 million in 2017. There is currently no amortization expense scheduled past 2017. As a result of two acquisitions completed during 2014, we recorded $18 million of intangible assets, largely comprised of customer relationships, to be amortized over periods ranging from one to three years. In connection with the Strategic Realignment, we recorded an $11 million accelerated amortization charge to reorganization of business and other in 2012 associated with the change in remaining useful lives of certain of our purchased licenses. As a result, operating earnings decreased and net loss increased by approximately the same amount, or by $0.04 per share. (Refer Note 10, “Reorganization of Business and Other” for further details regarding this charge.)

Other Assets, Net

Other assets, net consisted of the following:

	December 31, 2014	December 31, 2013
Deferred income taxes	$79	$92
Debt issuance costs, net	76	102
Tool and die, net	64	56
Other long-term receivables	38	34
Asia land leases	18	18
Income tax receivable	16	11
Other	6	6

Total other assets, net	$297	$319

Accrued Liabilities and Other

Accrued liabilities consisted of the following:

	December 31, 2014	December 31, 2013
Employee compensation	$156	$150
Interest payable	52	75
Severance	30	31
Unrealized forward contracts	19	5
Taxes other than income taxes	16	16
Deferred revenue	15	1
Other	109	93

Total accrued liabilities and other	$397	$371

Other Liabilities

Other liabilities consisted of the following:

	December 31, 2014	December 31, 2013
Retiree healthcare obligation	$147	$117
Pension obligations	134	107
Deferred income taxes	95	65
Environmental reserves	38	39
Income taxes payable	25	28
Interest rate swap and related agreements	13	9
Other	24	28

Total other liabilities	$476	$393

Accumulated Other Comprehensive (Loss) Earnings

Accumulated other comprehensive (loss) earnings consisted of the following:

	Unrealized (Losses) Gains on Derivatives	Unrealized Gains (Losses) on Post-retirement Obligations	Foreign Currency Translation	Total
Balance at of January 1, 2012	$(5)	$5	$25	$25
2012 net change	7	(18)	—	(11)

Balance at December 31, 2012	2	(13)	25	14
2013 net change	(8)	49	(6)	35

Balance at December 31, 2013	$(6)	$36	$19	$49
2014 net change	(20)	(55)	—	(75)

Balance at December 31, 2014	$(26)	$(19)	$19	$(26)

(3)	Fair Value Measurement

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Authoritative guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are market inputs participants would use in valuing the asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect management’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable; and,

Level 3 – inputs that are unobservable (for example, cash flow modeling inputs based on assumptions).

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

We measure cash and cash equivalents, derivative contracts and certain other assets and liabilities, as required, at fair value on a recurring basis. The tables below set forth, by level, the fair value of these assets and liabilities as of December 31, 2014 and December 31, 2013, respectively. The table does not include assets and liabilities which are measured at historical cost or on any basis other than fair value. During both 2014 and 2013, there were no transfers between Level 1 and Level 2. We had no Level 3 instruments at December 31, 2014 or December 31, 2013.

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
As of December 31, 2014	Total	(Level 1)	(Level 2)
Assets
Time deposits (1)	$344	$344	$—
Money market mutual funds (1)	7	7	—
Foreign currency derivative contracts (2)	3	—	3
Interest rate swap agreements (3)	1	—	1

Total assets	$355	$351	$4

Liabilities
Foreign currency derivative contracts (2)	$19	$—	$19
Interest rate swap agreements (3)	13	—	13
Commodity derivative contracts (4)	1	—	1

Total liabilities	$33	$—	$33

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
As of December 31, 2013	Total	(Level 1)	(Level 2)
Assets
Time deposits (1)	$339	$339	$—
Money market mutual funds (1)	5	5	—
Foreign currency derivative contracts (2)	2	—	2
Interest rate swap agreements (3)	1	—	1

Total assets	$347	$344	$3

Liabilities
Foreign currency derivative contracts (2)	$5	$—	$5
Interest rate swap agreements (3)	6	—	6
Commodity derivative contracts (4)	3	—	3

Total liabilities	$14	$—	$14

The following footnotes indicate where the noted items are reported in our Consolidated Balance Sheets at December 31, 2014 and December 31, 2013:

(1)	Time deposits and money market mutual funds are reported as cash and cash equivalents.
(2)	Foreign currency derivative contracts are reported as other current assets or accrued liabilities and other.
(3)	Interest rate swap arrangements are reported as current assets, accrued liabilities and other or other liabilities.
(4)	Commodity derivative contracts are reported as accrued liabilities and other.

Valuation Methodologies

In determining the fair value of our interest rate swap derivatives, we use the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency and commodity derivatives, our approach is to use forward contract valuation models employing market observable inputs, such as spot and forward rates for currencies and commodities. Since we only use observable inputs in our valuation of our derivative assets and liabilities, they are considered Level 2. Refer to Note 5, “Risk Management,” for further information on our foreign currency and commodity derivative contracts and our interest rate swap agreements.

Fair Value of Other Financial Instruments

In addition to the assets and liabilities described above, our financial instruments also include accounts receivable, other investments, accounts payable, accrued liabilities and long-term debt. Except for the fair value of our long-term debt, which was approximately $5,568 million, exclusive of $35 million of current maturities, at December 31, 2014, and approximately $6,566 million, exclusive of $93 million of current maturities, at December 31, 2013, the fair values of these financial instruments were not materially different from their carrying or contract values on those dates. The fair value of our-long term debt is considered a Level 1 input based on broker trading prices in active markets.

(4)	Debt

The carrying value of our long-term debt at December 31, 2014 and December 31, 2013 consisted of the following

	December 31, 2014	December 31, 2013
2016 Term Loan	$—	$347
2020 Term Loan	—	2,349
Amended 2020 Term Loan	2,674	—
2021 Term Loan	783	790
2019 Revolver	—	—
Senior secured 5.00% notes due 2021	500	500
Senior secured 6.00% notes due 2022	960	960
Senior unsecured floating rate notes due 2014	—	57
Senior unsecured 10.75% notes due 2020	473	473
Senior unsecured 8.05% notes due 2020	180	739
Senior subordinated 10.125% notes due 2016	—	264

Total debt	5,570	6,479
Less: current maturities	(35)	(93)

Total long-term debt	$5,535	$6,386

Third and Fourth Quarter of 2014 Debt Redemption Transactions

On September 29, 2014, after the requisite notice period, Freescale Inc. redeemed $100 million principal amount of the senior unsecured 8.05% notes due 2020 (the “8.05% Unsecured Notes”) and recorded a $10 million charge, reflective of call premiums and the write-off of unamortized debt issuance costs on the extinguished notes.

On November 10, 2014, after the requisite notice period, Freescale Inc. redeemed an additional $100 million principal amount of the 8.05% Unsecured Notes and recorded an incremental $10 million charge, reflective of call premiums and the write-off of unamortized debt issuance costs on the extinguished notes.

First Quarter of 2014 Revolver Amendment and Debt Redemption Transactions

On February 10, 2014, Freescale Inc. entered into an amendment to its existing revolving credit facility which became effective on February 18, 2014 (the “Q1 2014 Revolver Amendment”). Pursuant to the amendment, the existing revolving credit facility was replaced with a new revolving credit facility with an aggregate of $400 million of commitments (the “2019 Revolver”). The amendment also extended the maturity of the new revolving credit facility to February 1, 2019. Except as described above, the 2019 Revolver is subject to substantially the same terms and conditions as the prior revolving credit facility, including the same pro rata split between United States Dollar and alternative currency availability.

On March 20, 2014, after the requisite notice period, Freescale Inc. utilized approximately $717 million of net proceeds from the Q1 2014 Equity Offering, which were contributed to Freescale Inc. by Freescale Ltd. and certain of its subsidiaries, along with cash on hand, to redeem (i) the remaining $264 million of senior subordinated 10.125% notes due 2016, (ii) the remaining $57 million of senior unsecured floating rate notes due 2014 and (iii) $359 million of the outstanding principal amount of the 8.05% Unsecured Notes and to pay call premiums of $38 million and accrued interest of $11 million. Because cash proceeds were used for the redemption of debt, which relieved Freescale Inc., Freescale Ltd. and certain other Freescale Ltd. subsidiaries of their obligations associated with the aforementioned liabilities outstanding under these notes, the transaction was accounted for as an extinguishment of debt in accordance with ASC Subtopic 470-50.

In connection with these transactions, we recorded a charge of $48 million in the Consolidated Statement of Operations during 2014 comprised of call premiums totaling $38 million along with the write-off of unamortized debt issuance costs and other expenses not eligible for capitalization under ASC Topic 470-50.

First Quarter of 2014 Term Loan Refinancing Transaction

On March 4, 2014, Freescale, Inc. entered into an amendment and refinancing agreement to its senior secured term loan facilities, which effectively (i) lowered the interest rate of our existing $347 million senior secured term loan facility maturing in December 2016 (the “2016 Term Loan”), (ii) extended the maturity of the 2016 Term Loan to March 2020 to coincide with the maturity of its existing $2.37 billion senior secured term loan facility maturing in March 2020 (the “2020 Term Loan”) and (iii) lowered the interest rate applicable to the 2020 Term Loan. This transaction was referred to as the “Q1 2014 Term Loan Refinancing Transaction.”

In connection with this transaction, (i) a portion of the existing lenders under the 2016 Term Loan agreed to the lower interest rate and extended maturity, (ii) a portion of the existing lenders under the 2020 Term Loan agreed to the lower interest rate and (iii) Freescale used the proceeds of new senior secured term loans to refinance in full the 2016 Term Loan lenders and the 2020 Term Loan lenders who did not agree to the amendment. As a result, the amended 2016 Term Loan, the amended 2020 Term Loan and the new senior secured term loans, now have identical terms and are treated as a single tranche of senior secured term loans with an initial aggregate principal amount of $2.72 billion, collectively referred to as the “Amended 2020 Term Loan.” (Refer to further discussion of the key terms of this instrument described in the Credit Facility discussion below.)

The Amended 2020 Term Loan was issued at par, but was originally recorded at a $21 million discount, reflecting a portion of the remaining OID previously attributable to the 2020 Term Loan which was deemed exchanged for the Amended 2020 Term Loan. A portion of the proceeds from the issuance of the Amended 2020 Term Loan was used to prepay portions of the 2016 and 2020 Term Loans, thus relieving Freescale Inc., Freescale Ltd. and certain other Freescale Ltd. subsidiaries of their obligations associated with that liability. This portion of the Q1 2014 Term Loan Refinancing Transaction constitutes an extinguishment of debt under ASC Subtopic 470-50 and was accounted for accordingly. A significant portion of our lenders under the Amended 2020 Term Loan were lenders under the 2016 and 2020 Term Loans. Effectively, these lenders exchanged a portion of the previous loans for the Amended 2020 Term Loan. This portion of the transaction was accounted for as an exchange that was a non-substantial modification of debt under ASC Subtopic 470-50, as the difference between the present value of the cash flows under the Amended 2020 Term Loan and the present value of the cash flows under each of the 2016 and 2020 Term Loans held by these lenders was less than 10%. The remaining portion of the Amended 2020 Term Loan related to new funds committed and was accounted for as a new debt issuance.

In connection with this transaction, we incurred approximately $6 million of fees and expenses, of which $1 million was capitalized and will be amortized over the term of the Amended 2020 Term Loan. We recorded a charge of $11 million during 2014 associated with this transaction, which was comprised of the write-off of unamortized debt issuance costs, OID and other expenses not eligible for capitalization under ASC Subtopic 470-50.

Credit Facility

At December 31, 2014, Freescale Inc.’s senior secured credit facilities (the “Credit Facility”) included (i) the Amended 2020 Term Loan, (ii) the senior secured term loan facility maturing in 2021 (the “2021 Term Loan”) and (iii) the 2019 Revolver, including letters of credit and swing line loan sub-facilities, with a committed capacity of $400 million. At December 31, 2014, the interest rate on the Amended 2020 Term Loan and the 2021 Term Loan was 4.25% and 5.00%, respectively. The available capacity under the 2019 Revolver was $384 million, as reduced by $16 million of outstanding letters of credit at December 31, 2014.

Amended 2020 Term Loan

At December 31, 2014, $2,692 million was outstanding under the Amended 2020 Term Loan, which will mature on March 1, 2020. The Amended 2020 Term Loan bears interest, at Freescale Inc.’s option, at a rate equal to a spread over either (i) a base rate equal to the higher of either (a) the prime rate of Citibank, N.A. or (b) the federal funds rate, plus one-half of 1%; or (ii) a LIBOR rate based on the cost of funds for deposit in the currency of borrowing for the relevant interest period, adjusted for certain additional costs. The third amended and restated credit agreement as of March 1, 2013 as amended by the Q1 2014 Revolver Amendment and the Q1 2014 Term Loan Refinancing transaction (the “Credit Agreement”) governs the terms of the Credit Facility and based on our total leverage ratio provides that the spread over LIBOR with respect to the Amended 2020 Term Loan is 3.25%, with a LIBOR floor of 1.00%. Under the Credit Agreement, Freescale Inc. is required to repay a portion of the Amended 2020 Term Loan in quarterly installments in aggregate annual amounts equal to 1% of the initial balance of the Amended 2020 Term Loan, or $27 million annually. At December 31, 2014, the Amended 2020 Term Loan was recorded on the Consolidated Balance Sheet at a $18 million discount which is subject to accretion to par value over the term of the loan using the effective interest method.

2021 Term Loan

At December 31, 2014, $790 million was outstanding under the 2021 Term Loan, which will mature on January 15, 2021. The 2021 Term Loan bears interest, at Freescale Inc.’s option, at a rate equal to a spread over either (i) a base rate equal to the higher of either (a) the prime rate of Citibank, N.A. or (b) the federal funds rate, plus one-half of 1%; or (ii) a LIBOR rate based on the cost of funds for deposit in the currency of borrowing for the relevant interest period, adjusted for certain additional costs. Based on our total leverage ratio, the Credit Agreement provides that the spread over LIBOR with respect to the 2021 Term Loan is 3.75%, with a LIBOR floor of 1.25%. Under the Credit Agreement, Freescale Inc. is required to repay a portion of the 2021 Term Loan in quarterly installments in aggregate annual amounts equal to 1% of the initial outstanding balance, or $8 million annually. At December 31, 2014, the 2021 Term Loan was recorded on the Consolidated Balance Sheet at a $7 million discount which is subject to accretion to par value over the term of the loan using the effective interest method.

The obligations under the Credit Agreement are unconditionally guaranteed by the same parties and in the same manner as under the credit agreement that was in effect prior to the Q1 2014 Revolver Amendment and the Q1 2014 Term Loan Refinancing Transaction.

Senior Notes

Freescale Inc. had an aggregate principal amount of $2,113 million in senior notes outstanding at December 31, 2014, consisting of (i) $500 million of 5.00% senior secured notes due 2021 (the “5.00% Secured Notes”), (ii) $960 million of 6.00% senior secured notes due 2022 (the “6.00% Secured Notes”), (iii) $473 million of 10.75% senior unsecured notes due 2020 (the “10.75% Unsecured Notes”) and (iv) $180 million of 8.05% Unsecured Notes (collectively, the “Senior Notes”). With regard to these notes, interest is payable semi-annually in arrears as follows: (i) every May 15th and November 15th for the 5.00% Secured Notes; (ii) every May 15th and November 15th for the 6.00% Secured Notes; (iii) every February 1st and August 1st for the 10.75% Unsecured Notes; and (iv) every February 1st and August 1st for the 8.05% Unsecured Notes.

Guarantees and Right of Payment

The obligations under the Credit Facility are unconditionally guaranteed by certain of the Parent Companies and, subject to certain exceptions, each of our material domestic wholly-owned “Restricted Subsidiaries,” as defined in the Credit Facility agreement. As of December 31, 2014, Freescale Inc. had no material domestic wholly owned Restricted Subsidiaries. All obligations under the Credit Facility, and the guarantees of those obligations, are secured by substantially all the following assets of Freescale Inc. and each guarantor, subject to certain exceptions: (i) a pledge of 100% of the capital stock of each of Holdings III, Holdings IV and Holdings V, a pledge of 100% of the capital stock of Freescale Inc., 100% of the capital stock of our subsidiary SigmaTel, Inc. and 65% of the voting stock (and 100% of the non-voting stock) of each of our material wholly owned foreign subsidiaries, in each case that are directly owned by Freescale Inc. or one of the guarantors; and (ii) a security interest in, and mortgages on, substantially all tangible and intangible assets of each of Holdings IV, Holdings V and Freescale Inc. In addition, in the event that Freescale Inc. (i) transfers foreign subsidiaries to, or forms new foreign subsidiaries under, Holdings III or another foreign entity (but not any entity directly or indirectly owned by a U.S. entity) or (ii) transfers assets to such foreign subsidiaries, Freescale Inc. will be required to pledge 100% of the voting stock of those wholly owned foreign subsidiaries so transferred or formed, and such foreign subsidiaries would be required to guarantee our obligations under the Credit Agreement. There are prepayment requirements under the Credit Facility in certain circumstances and subject to certain exceptions. These potential prepayment requirements include (i) 50% of annual excess cash flow as defined in the Credit Agreement, subject to an incremental, full step-down based upon attaining certain leverage ratios; (ii) 100% of net cash proceeds of all non-ordinary course assets sales or other dispositions by Holdings III and its restricted subsidiaries if the net cash proceeds are not reinvested in the business; and (iii) 100% of the net proceeds of any issuance or incurrence of debt by Holdings III or any of its restricted subsidiaries, other than debt permitted under our Credit Facility. The foregoing mandatory prepayments will be applied ratably to each class of term loan then outstanding and will be applied to scheduled quarterly installments of such term loans in direct order of maturity.

The 5.00% Secured Notes are governed by the indenture dated as of May 21, 2013 (the “5.00% Indenture”), and the 6.00% Secured Notes are governed by the indenture dated as of November 1, 2013 (the “6.00% Indenture”). The Guarantors also guarantee, jointly and severally, the 5.00% Secured Notes and 6.00% Secured Notes on a senior secured basis. The 10.75% Unsecured Notes are governed by the indenture dated as of September 30, 2010 (the “10.75% Indenture”) and the 8.05% Unsecured Notes are governed by the Indenture dated as of June 10, 2011 (the “8.05% Indenture”). The 10.75% Unsecured Notes and the 8.05% Unsecured Notes are guaranteed, jointly and severally, on a senior unsecured basis by the Guarantors. (Refer to definition and discussion of the Guarantors in Note 14, “Supplemental Guarantor Condensed Consolidating Financial Statements.”)

Relative to our overall indebtedness, the 5.00% Secured Notes and the 6.00% Secured Notes rank in right of payment (i) pari passu to our existing senior secured indebtedness and (ii) senior to senior unsecured indebtedness to the extent of the value of any underlying collateral, but otherwise pari passu to such senior unsecured indebtedness. The 10.75% Unsecured Notes and the 8.05% Unsecured Notes rank in right of payment (i) junior to senior secured indebtedness to the extent of the value of any underlying collateral, but otherwise pari passu to such senior secured indebtedness and (ii) pari passu to our existing senior unsecured indebtedness.

Redemption

Freescale Inc. may redeem the 5.00% Secured Notes, in whole or in part, at any time prior to May 15, 2016, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, plus the applicable make-whole premium, as described in the 5.00% Indenture. Freescale Inc. may redeem the notes, in whole or in part, at any time on or after May 15, 2016 at a redemption price equal to a fixed percentage of the notes’ principal balance ranging from 103.75% to 100%, depending upon the redemption date, plus accrued and unpaid interest as described in the indenture governing these notes. In addition, at any time on or prior to May 15, 2016, Freescale Inc. may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of certain equity offerings at a redemption price equal to 105% of the aggregate principal amount as described in the 5.00% Indenture. If Freescale Inc. experiences certain change of control events, the 5.00% Secured Note holders may require Freescale Inc. to repurchase all or part of their notes at 101% of the principal amount of the notes, plus accrued and unpaid interest to the repurchase date.

Freescale Inc. may redeem the 6.00% Secured Notes, in whole or in part, at any time prior to November 15, 2016, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, plus the applicable make-whole premium, as described in the 6.00% Indenture. Freescale Inc. may redeem the notes, in whole or in part, at any time on or after November 15, 2016 at a redemption price equal to a fixed percentage of the notes’ principal balance ranging from 104.5% to 100%, depending upon the redemption date, plus accrued and unpaid interest as described in the indenture governing these notes. In addition, at any time on or prior to November 15, 2016, Freescale Inc. may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of certain equity offerings at a redemption price equal to 106% of the aggregate principal amount as described in the 6.00% Indenture. If Freescale Inc. experiences certain change of control events, the 6.00% Secured Note holders may require Freescale to repurchase all or part of their notes at 101% of the principal amount of the notes, plus accrued and unpaid interest to the repurchase date.

Freescale Inc. may redeem, in whole or in part, the 10.75% Unsecured Notes at any time prior to August 1, 2015 at a redemption price equal to 100% of the principal balance, plus accrued and unpaid interest to the redemption date, plus the applicable make-whole premium, as described in the 10.75% Indenture. Freescale Inc. may redeem the notes, in whole or in part, at any time on or after August 1, 2015 at a redemption price equal to a fixed percentage of the notes’ principal balance ranging from 105.375% to 100%, depending upon the redemption date, plus accrued and unpaid interest as described in the indenture governing these notes. If Freescale Inc. experiences certain change of control events, holders of the 10.75% Unsecured Notes may require Freescale Inc. to repurchase all or part of their notes at 101% of the principal balance, plus accrued and unpaid interest.

Freescale Inc. may redeem, in whole or in part, the 8.05% Unsecured Notes at any time prior to June 1, 2015 at a redemption price equal to 100% of the principal balance, plus accrued and unpaid interest to the redemption date, plus the applicable make-whole premium, as defined in the 8.05% Indenture. Freescale Inc. may redeem, in whole or in part, the 8.05% Unsecured Notes, at any time on or after June 1, 2015 at a redemption price equal to a fixed percentage of the notes’ principal balance ranging from 104.025%, to 100% depending upon the redemption date, plus accrued and unpaid interest as described in the indenture governing these notes. If Freescale Inc. experiences certain change of control events, holders of the 8.05% Unsecured Notes may require Freescale Inc. to repurchase all or part of their 8.05% Unsecured Notes at 101% of the principal balance, plus accrued and unpaid interest.

Covenant Compliance

The Credit Agreement and the indentures governing the senior secured and senior unsecured notes (the “Indentures”) contain restrictive covenants that limit the ability of our subsidiaries to, among other things, incur or guarantee additional indebtedness or issue preferred shares, pay dividends and make other restricted payments, impose limitations on the ability of our restricted subsidiaries to pay dividends or make other distributions, create or incur certain liens, make certain investments, transfer or sell assets, engage in transactions with affiliates and merge or consolidate with other companies or transfer all or substantially all of our assets. Under the Credit Agreement and Indentures, Freescale Inc. must comply with conditions precedent that must be satisfied prior to any borrowing.

As of December 31, 2014, Freescale Inc. was in compliance with the covenants under the Credit Facility and the Indentures and met the total leverage ratio of 6.50:1 or lower, the senior secured first lien leverage ratio of 4.00:1 or lower and the fixed charge coverage ratio of 2.00:1 or greater but did not meet the consolidated secured debt ratio of 3.25:1 or lower. As of December 31, 2014, Freescale Inc.’s total leverage ratio was 4.52:1, senior secured first lien leverage ratio was 3.88:1, fixed charge coverage ratio was 3.67:1 and consolidated secured debt ratio was 4.52:1. Accordingly, we are currently restricted from incurring liens on assets securing indebtedness, except as otherwise permitted by the Indentures. The fact that we did not meet one of these ratios does not result in any default under the Credit Agreement or the Indentures.

Hedging Transactions

During 2014, we entered into cash flow designated interest rate swap agreements to hedge a portion of our variable rate debt against exposure to increasing LIBOR rates which may exceed the LIBOR floor on the Amended 2020 Term Loan in future periods. These agreements fix the interest rate on a portion of our variable rate debt beginning in 2016 and continuing through 2018. (Refer to Note 5, “Risk Management,” for further details of these hedging agreements.)

Prior to 2013, Freescale Inc. utilized interest rate swap and interest rate cap agreements with various counterparties as a hedge of the variable cash flows of our variable interest rate debt through 2016. In connection with the refinancing transaction in the first quarter of 2013, under which the majority of our debt essentially became fixed rate debt as long as LIBOR rates remain below the respective LIBOR floors on our variable rate term loans, we effectively terminated these previous agreements and fixed the remaining payment stream.

Debt Service

We are required to make debt service principal payments under the terms of our debt agreements. As of December 31, 2014, future obligated debt payments are $35 million each year from 2015 through 2019 and $5,420 million thereafter. Subsequent to the end of the fourth quarter of 2014, Freescale Inc. delivered notice of redemption for the remaining $180 million of 8.05% Unsecured Notes and for $70 million of the outstanding 10.75% Unsecured Notes to occur in the first quarter of 2015. Accordingly, $250 million of principal payments previously obligated in 2020 will be paid in February 2015. We expect to record a charge of approximately $20 million in connection with this redemption, reflective of call premiums and the write-off of unamortized debt issuance costs.

(5)	Risk Management

Foreign Currency Risk

The functional currency for all of our foreign operations is the U.S. dollar. Accordingly, exchange rate gains and losses are recognized on transactions in currencies other than the U.S. dollar and included in operations for the period in which the exchange rates changed.

In order to reduce the exposure of our financial results resulting from fluctuations in exchange rates, our principal strategy has been to naturally hedge the foreign currency-denominated liabilities on our balance sheet against corresponding foreign currency-denominated assets such that any changes in liabilities due to fluctuations in exchange rates are inversely offset by changes in their corresponding foreign currency assets. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have entered into foreign currency hedge agreements related to the currency and the amount of expenses we expect to incur in jurisdictions in which our operations are located. No assurance can be given that our hedging transactions will prevent us from incurring higher foreign currency-denominated costs when translated into our U.S. dollar-based accounts in the event of a weakening of the U.S. dollar on the non-hedged portion of our costs and expenses.

At December 31, 2014 and December 31, 2013, we had net outstanding foreign currency exchange contracts not designated as accounting hedges with notional amounts totaling approximately $97 million and $112 million, respectively, which are accounted for at fair value. These forward contracts have original maturities of less than 15 months. The fair value of the forward contracts was a net unrealized loss of $1 million at both December 31,

2014 and December 31, 2013. Forward contract losses of $5 million, $6 million and $2 million for 2014, 2013 and 2012, respectively, were recorded in Other expense, net in the Consolidated Statements of Operations related to our realized and unrealized results associated with these foreign exchange contracts. Management believes that these financial instruments will not subject us to undue risk of foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets and liabilities being hedged. The following table shows, in millions of U.S. dollars, the notional amounts of the most significant net foreign exchange hedge positions for outstanding foreign exchange contracts not designated as accounting hedges as of December 31, 2014 and December 31, 2013:

Buy	December 31, 2014	December 31, 2013
Malaysian Ringgit	$32	$16
Chinese Renminbi	$30	$30
Euro	$9	$29
Japanese Yen	$5	$15
Canadian Dollar	$4	$2

Cash Flow Hedges

We use foreign currency exchange contracts to hedge future expected cash flows associated with Net sales, Cost of sales, Selling, general and administrative expenses and Research and development expenses. These forward contracts have original maturities of less than 15 months. The following table shows, in millions of U.S. dollars, the notional amounts of the foreign exchange hedge positions for outstanding foreign exchange contracts designated as cash flow hedges under ASC Topic 815 as of December 31, 2014 and December 31, 2013:

Buy (sell)	December 31, 2014	December 31, 2013	Hedged Exposure
Malaysian Ringgit	$93	$80	Cost of sales
Chinese Renminbi	$84	$93	Cost of sales
	$21	$23	Selling, general and administrative
	$21	$23	Research and development
Japanese Yen	$42	$35	Cost of sales
	$16	$—	Selling, general and administrative
Euro	$(39)	$(33)	Net sales

At December 31, 2014 and December 31, 2013, we had cash flow designated forward contracts with a total fair value of net unrealized losses of $15 million and $2 million, respectively. Gains of less than $1 million, $3 million and $1 million during 2014, 2013 and 2012, respectively, were recorded in the Consolidated Statements of Operations related to our realized results associated with these cash flow hedges. Management believes that these financial instruments will not subject us to undue risk of foreign exchange movements because gains and losses on these contracts should offset losses and gains on the forecasted exposures being hedged.

Commodity Price Risk

We operate facilities that consume commodities, and we have established forecasted transaction risk management programs to mitigate fluctuations in the fair value and the volatility of future cash flows caused by changes in commodity prices. These programs reduce, but do not always entirely eliminate, the impact of commodity price movements.

We use gold swap contracts to hedge our exposure to increases in the price of gold and designate such contracts as cash flow hedges under ASC Topic 815. At December 31, 2014 and December 31, 2013, these contracts had net outstanding notional amounts totaling 11,000 ounces and 27,500 ounces, respectively, and are accounted for at fair value. All of these outstanding gold swap contracts have original maturities of 15 months or less. The fair value of these contracts was a net unrealized loss of $1 million and $3 million at December 31, 2014 and December 31, 2013, respectively. Losses of $1 million, $5 million and $3 million were recorded in Cost of Sales during 2014, 2013 and 2012, respectively, related to our realized results attributable to these gold swap contracts. Management believes that these financial instruments will not subject us to undue risk of fluctuations in the price of gold because gains and losses on these swap contracts should offset losses and gains on the forecasted gold wire expense being hedged.

Interest Rate Risk

We use interest rate swaps to assist in managing the interest rate risk associated with the variable rate portion of our debt portfolio. During 2014, we entered into cash flow designated interest rate swap agreements that fix the interest rate on a portion of our variable rate debt beginning in 2016. We are required to pay the counterparties a stream of fixed rate interest payments at a weighted average rate of: (i) 1.62% on a notional amount of $1.4 billion in 2016, (ii) 2.43% on a notional amount of $1.1 billion in 2017 and (iii) 2.95% on a notional amount of $800 million in 2018. In connection with these interest rate swap agreements, we will receive variable rate payments from the counterparties based on 1-month LIBOR, subject to a LIBOR floor of 1%, which coincides with the LIBOR floor on the Amended 2020 Term Loan. The fair value of these interest rate swap agreements was an unrealized loss of $9 million at December 31, 2014. (Refer to Note 4, “Debt,” for further details of our variable rate indebtedness.)

Prior to 2013, we used interest rate swap agreements to assist in managing the variable rate portion of our debt portfolio. In connection with the debt refinancing transaction that occurred during the first quarter of 2013, under which the majority of our debt became effectively fixed rate debt as long as LIBOR rates remain below the respective LIBOR floors on our variable rate term loans, we either terminated or, in lieu of terminating the agreements and incurring a penalty, entered into offsetting interest rate swap agreements. This resulted in a $15 million liability to be paid through December 1, 2016, the end of the original expiration of the interest rate swap agreements. The balance of this obligation at December 31, 2014 was $9 million, after $4 million of this liability was paid during 2014. The change in fair value arising from the offsetting swap agreements along with the existing agreements are recorded in Other expense, net in the Consolidated Statements of Operations.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit losses in the event of nonperformance by the counterparties to the agreements. We also enter into master netting arrangements with counterparties when possible to mitigate credit risk in derivative transactions. A master netting arrangement may allow counterparties to net settle amounts owed to each other as a result of multiple, separate derivative transactions. The credit exposure related to these financial instruments is represented by the contracts with a positive fair value at the reporting date. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. As of December 31, 2014, we believe that our exposure to counterparty risk is immaterial.

(6)	Employee Benefit and Incentive Plans

Share and Equity-based Compensation

Our total share and equity-based compensation expense is presented below:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Cost of sales	$14	$11	$8
Selling, general and administrative	34	26	27
Research and development	19	11	8

Total	$67	$48	$43

2011 Omnibus Incentive Plan

Non-qualified Options

During 2014, we granted approximately 2.5 million stock options under the 2011 Omnibus Incentive Plan, as amended and restated, (the “2011 Plan”) to certain executives and employees. Included in this amount were 2.1 million stock options granted on January 5, 2014 as part of the annual long-term incentive grants (the “2014 Annual Grant”). The awards granted in connection with the 2014 Annual Grant had a grant date fair value of $6.67 per share and an exercise price of $15.37 per share, which was equal to the stock price on January 3, 2014, the last trading day before the award date. Total compensation costs associated with the stock options under the 2014 Annual Grant was $11 million, net of estimated forfeitures.

Under the 2011 Plan, we have granted approximately 7 million non-qualified stock options in Freescale Ltd. (the “2011 Options”) with exercise prices ranging from $8.73 to $24.79 per share, to certain executives and employees, which remain outstanding as of December 31, 2014. The 2011 Options generally vest at a rate of 25% of the total grant on each of the first, second, third and fourth anniversaries of the date of grant, and are subject to the terms and conditions of the 2011 Plan and related award agreements. As of December 31, 2014, we had approximately $26 million of unamortized expense, net of estimated forfeitures, which is being amortized on a straight-line basis over a period of four years to additional paid-in capital.

The fair value of the 2011 Options was estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in the model are outlined in the following table:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Weighted average grant date fair value per share	$6.98	$7.05	$6.93
Weighted average assumptions used:
Expected volatility	48.79%	60.71%	63.00%
Expected lives (in years)	4.75	4.75	5.00
Risk free interest rate	1.43%	0.75%	0.92%
Expected dividend yield	—%	—%	—%

In accordance with ASC Topic 718, the computation of the expected volatility assumptions used in the Black-Scholes calculations for grants was based on historical volatilities and implied volatilities of peer companies. The Company utilized the volatilities of peer companies due to our lack of extensive history as a public company and the fact that our current equity was not publicly traded prior to May 26, 2011. The peer companies operate in the semiconductor industry and are of similar size. When establishing the expected life assumptions, we use the “simplified” method prescribed in ASC Topic 718 for companies that do not have adequate historical data. The risk-free interest rate is measured as the prevailing yield for a U.S. Treasury security with a maturity similar to the expected life assumption.

A summary of changes in the 2011 Optios outstanding during 2014 is presented below:

	Stock Options (in thousands)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Balance at January 1, 2014	5,807	$13.09	6	$17
Granted	2,491	$16.55
Terminated, canceled or expired	(411)	$14.56
Exercised	(900)	$12.73

Balance at December 31, 2014	6,987	$14.28	5	$76

Exercisable options at December 31, 2014	1,509	$12.90	5	$19

The intrinsic value of options exercised under this plan during 2014 and 2013 was $7 million and $1 million, respectively.

Restricted Share Units

During 2014, we granted approximately 4.2 million RSUs to certain executives and employees under the 2011 Plan. Included in this amount were 3.8 million RSUs granted in connection with the 2014 Annual Grant with a grant date fair value of $15.37 per RSU and total compensation cost of $45 million, net of estimated forfeitures. While RSUs generally vest at a rate of 25% of the total grant on the first, second, third and fourth anniversaries of the date of grant, some RSUs vest at a rate of one-third of the total grant on each of the first, second and third anniversaries of the date of grant, or other vesting schedule depending on the award, and are subject to the terms and conditions of the 2011 Plan and related award agreements. RSUs are not entitled to dividends or voting rights, if any, until the underlying common shares are delivered. The fair value of the RSU awards is recognized on a straight-line basis over the vesting period.

Also during 2014, we granted approximately 0.9 million performance-based RSUs (“TSR”) to certain executives largely in connection with the 2014 Annual Grant. Each TSR cliff vests on the third anniversary of the date of grant upon certification of performance by the Compensation and Leadership Committee of the Board of Directors after the completion of the performance period, and entitles the grant recipient to receive from 0 to 1.50 common shares for each of the target units awarded based on the relative total shareholder return of the Company’s share price as compared to a set of peer companies. The Company estimates the fair value of the TSRs using a Monte Carlo valuation model, which includes a modifier for market results. The grant date fair value for the TSRs granted in connection with the Annual Grant was $15.98 per TSR, with a total compensation cost of $12 million, net of estimated forfeitures. TSRs are amortized on a straight-line basis over a period of three years to additional paid-in capital. The assumptions used in the Monte Carlo model, outside of projections of market results, are outlined in the following table:

	Year Ended December 31, 2014	Year Ended December 31, 2013
Weighted average grant date fair value per share	$16.13	$17.01
Weighted average assumptions used:
Expected volatility	48.40%	48.32%
Expected lives (in years)	2.98	2.75
Risk free interest rate	0.80%	0.33%
Expected dividend yield	—%	—%

We also have outstanding performance-based RSUs (“PRSUs”) that were granted to certain executives of the Company under the 2011 Plan. The PRSUs granted, to the extent earned, vest at a rate of one-third of the total grant on each of the first, second and third anniversaries of the date of grant for certain executives or vest fully on the third anniversary of the date of grant for PRSUs granted to our CEO. The number of common shares underlying each PRSU is contingent on Company performance measured by annual revenue and earnings per share goals established by the Compensation and Leadership Committee of the Board of Directors for each annual performance period. Each PRSU entitles the grant recipient to receive from 0 to 1.50 common shares for certain executives or 0 to 1.0 common shares for PRSUs granted to our CEO based on the Company’s achievement of the performance goals for each performance period.

As of December 31, 2014 we had approximately $79 million of unamortized expense, net of expected forfeitures, which is being amortized on a straight-line basis to additional paid-in capital over a period of three or four years, depending on the award, for RSUs and three years for TSRs and PRSUs. Under the terms of the RSU, TSR and PRSU award agreements, common shares underlying these awards are issued to the participant upon vesting of the award based on the passage of time for the RSUs and based on both the passage of time and performance results for the TSRs and PRSUs.

A summary of changes in the RSUs, TSRs and PRSUs outstanding under the 2011 Plan during 2014 is presented below:

	RSUs, TSRs and PRSUs (in thousands)	Wtd. Avg. Grant Date Fair Value Per Share
Non-vested RSU, TSR and PRSU balance at January 1, 2014	7,291	$14.04
Granted	5,107	15.94
Issued	(2,059)	13.93
Terminated, canceled or expired	(581)	14.57

Non-vested RSU, TSR and PRSU balance at December 31, 2014	9,758	15.03

The weighted average grant date fair value of all RSUs, TSRs and PRSUs granted during 2014, 2013 and 2012 was $15.94 per share, $13.98 per share and $14.71 per share, respectively. The total intrinsic value of RSUs, TSRs and PRSUs issued under this plan during 2014, 2013 and 2012 was $49 million, $16 million and $3 million, respectively.

2015 Annual Grant

On January 5, 2015, we granted approximately 1.6 million stock options and 3.6 million RSUs under the 2011 Plan to certain executives and employees as part of our annual long-term incentive grants (“2015 Annual Grant”). The stock options and RSUs generally vest 25% on each of the first, second, third and fourth anniversaries of the date of grant. The grant date fair value of the stock options was $9.83 and the exercise price for these awards was equal to the closing price on January 5, 2015, the last active trading day prior to the grant date, of $24.63. The grant date fair value for these RSUs was $24.63 per RSU. Total compensation costs associated with these awards of $81 million, net of estimated forfeitures, will be amortized on a straight-line basis over a period of four years to additional paid-in capital.

Also, as part of the 2015 Annual Grant, we granted TSRs to certain executives. The target units awarded were approximately 0.6 million, which cliff vest on the third anniversary of the date of grant upon certification of performance by the Compensation and Leadership Committee of the Board of Directors after the completion of the performance period. The number of units that will vest will range from 0% to 150% of the target shares awarded based on the relative total shareholder return of the Company’s share price as compared to a set of peer companies. The grant date fair value for these TSR awards was $25.87 per TSR, as determined using the Monte-Carlo valuation model, and total compensation costs of $13 million, net of estimated forfeitures, will be amortized on a straight-line basis over a period of three years to additional paid-in capital.

2006 Management Incentive Plan and 2007 Employee Incentive Plan

Upon completion of the IPO, the shares reserved for issuance under the 2006 Management Incentive Plan (the “2006 MIP”) and 2007 Employee Incentive Plan (the “2007 EIP”) that were not issued or subject to outstanding grants became available under the 2011 Plan, and no further awards will be made under the 2006 MIP or 2007 EIP. In the event that any outstanding award under the 2011 Plan, the 2007 EIP or the 2006 MIP is forfeited for any reason, terminates, expires or lapses, any shares subject to such award will be available for issuance under the 2011 Plan.

During 2014, approximately 994 thousand and 299 thousand stock options were exercised under the 2006 MIP and the 2007 EIP, respectively, with weighted average strike prices of $6.80 and $6.40, respectively. As of December 31, 2014, there were 537 thousand and 556 thousand stock options outstanding under the 2006 MIP and the 2007 EIP, respectively.

Employee Share Purchase Plan

Our Employee Share Purchase Plan (“ESPP”), as amended and restated, has approximately 7 million remaining common shares reserved for future issuance after taking into account the shares issued on January 6, 2015. Under the ESPP, eligible participants are allowed to purchase common shares of Freescale through payroll deductions of up to 15% of their compensation on an after-tax basis. The price an employee pays per share is 85% of the fair market value of the common shares on the close of the last trading day of the purchase period. The ESPP has two six-month purchase periods, the first of which begins on January 1 and the second of which begins on July 1.

On January 3, 2014, approximately 902 thousand common shares of Freescale were issued to participating employees under the ESPP for the second half of 2013 purchase period at a discounted price of $13.64 per share. On July 3, 2014, approximately 722 thousand common shares of Freescale were issued to participating employees under the ESPP for the first half of 2014 purchase period at a discounted price of $19.98 per share. On January 6, 2015, approximately 690 thousand common shares of Freescale were issued to participating employees under the ESPP for the second half of 2014 purchase period at a discounted price of $21.45 per share. During 2014, 2013 and 2012, we recognized $5 million, $4 million and $4 million, respectively, of compensation costs related to the 15% discount offered under this plan.

Defined Contribution Plans

We have a retirement savings plan covering substantially all eligible U.S. employees (the “Plan”). The Plan provides for employer matching contributions which may be made in amounts up to a 100% match of each participant’s pre-tax and/or post-tax contributions to the Plan not to exceed 5% of the participant’s eligible earnings. Under our defined contribution plans, matching contributions totaled $30 million in 2014, $27 million in 2013 and $29 million in 2012.

Other Incentive Plan

Semi-annual short-term cash awards are governed by the Freescale Semiconductor, Inc. 2011 Incentive Plan under which Freescale Inc. has the authority to pay cash bonuses to eligible employees through underlying bonus plans covering six-month periods. Freescale Inc. allocates a bonus target to each participating employee for each semi-annual period during the calendar year. The employee’s incentive award is determined based on the employee’s bonus target as a percent of their eligible earnings, the employee’s individual performance and the Company’s achievement of performance against pre-established business performance objectives, subject to adjustment at the discretion of the Compensation and Leadership Committee. We recognized expense of $91 million in 2014 and $51 million in 2013 related to this program. No expense was recorded in 2012, as the Company did not achieve the pre-established performance objectives under the bonus plan.

Pension and Post-retirement Benefit Plans

In accordance with the provisions of ASC Topic 715, “Compensation – Retirement Benefits,” we recognize the funded status of our defined benefit post-retirement plans on our accompanying Consolidated Balance Sheets, and changes in the funded status are reflected in comprehensive earnings in the accompanying Consolidated Statements of Comprehensive Earnings (Loss). The measurement date for all U.S. and non-U.S. plans was December 31st for 2014 and 2013.

Pension Benefits

At the Distribution Date, the pension benefits for all active U.S. employees were frozen. Obligations related to retired and other vested participants as of the Distribution Date remained the responsibility of Motorola. We did not adopt a new U.S. pension plan. Most of Freescale Inc.’s non-U.S. retirement benefit plans were also frozen as of the Distribution, with respect to our employees, with the obligation for retirees and vested participants remaining the responsibility of Motorola, and Freescale Inc. no longer participating in the Motorola plans. We continue to offer defined benefit plans to approximately 2,700 non-U.S. employees.

Net periodic benefit cost for pension plans was $12 million, $13 million and $11 million in 2014, 2013 and 2012, respectively. Our contributions to these plans aggregated to $3 million, $2 million and $3 million in 2014, 2013 and 2012, respectively. The estimated amount of net actuarialloss included in accumulated other comprehensive earnings as of December 31, 2014, that is expected to be amortized into net periodic benefit cost over the next fiscal year is $4 million for the non-U.S. defined benefit plans.

The weighted average assumptions for these benefit plans as of December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013
Discount rates	2.00%	3.00%
Expected return on plan assets	2.20%	3.40%
Rate of compensation increase	3.10%	3.20%

Benefit payments, which reflect expected future service, are estimated to be $2 million in 2015, $3 million in 2016, $3 million in 2017, $4 million in 2018, $4 million in 2019 and $27 million for the next five years thereafter.

The overall expected long-term rate of return on plan assets is based on expected returns on individual asset types included in asset portfolios provided by pension plan fund managers, as well as expected interest on insurance contracts purchased to fund pension benefits.

The accumulated benefit obligation (ABO) for all defined benefit plans was $161 million and $142 million at December 31, 2014 and 2013, respectively. The projected benefit obligation of these plans was $183 million and $158 million at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, plan assets of approximately $51 million and $53 million, respectively, were principally invested in equity, debt and guaranteed investment securities.

Plan Assets Underlying Pension Plans

The pension plans for certain of our foreign subsidiaries have underlying assets, while pension plans of other foreign subsidiaries are unfunded. Our overall investment strategy with regard to these pension assets is to achieve a wide diversification of asset types, fund strategies and fund managers with resulting future cash flows associated with such investments sufficient to fund anticipated future pension payments. The target allocations for plan assets are 30% equity securities and 70% fixed income securities with minimal cash investment, although the actual plan asset allocations may be within a specified range of these targets. Equity securities primarily include investments in U.S. and international large-cap and mid-cap companies. Fixed income securities include international government securities, corporate bonds from diversified industries, municipal bonds, and U.S. Treasury securities. Cash investments primarily include cash balances and investments in time deposits. The actual asset allocations are reviewed and rebalanced on a periodic basis to maintain the target allocations. The portfolio diversification provides protection against a single security or class of securities having a disproportionate impact on aggregate performance.

The fair values of our pension plan assets at December 31, 2014 and 2013 by asset category, utilizing the fair value hierarchy discussed in Note 3, “Fair Value Measurements,” are as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
As of December 31, 2014	Total	(Level 1)	(Level 2)
Assets
Common collective trust	$38	$—	$38
Insurance contracts	13	—	13

Total assets	$51	$—	$51

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
As of December 31, 2014	Total	(Level 1)	(Level 2)
Assets
Common collective trust	$39	$—	$39
Insurance contracts	14	—	14

Total assets	$53	$—	$53

Our interest in the common collective trust investments are managed by one custodian. Consistent with our investment strategy, the custodian has invested the assets across a widely diversified portfolio of U.S. and international equity and fixed income securities. Fair values of each security within the collective trust as of December 31, 2014 and 2013 were obtained from the custodian and are based on quoted market prices of individual investments; however, since the fund itself does not have immediate liquidity or a quoted market price, these assets are considered Level 2.

Our insurance contract pension assets represent a claim on a policy value which are independent from the value of investments underlying it, as the insurer is obliged to guarantee this amount regardless of (i) how the amount is invested, (ii) the value of the insurer’s investment at a point in time and (iii) the future fluctuations in value of the insurer’s assets underlying the policies. This guaranty is demanded by the German Federal Insurance Board, and any insurer must accept and declare this guaranty in its business terms, otherwise their terms are not approved. The value of the insurance contracts is considered Level 2. There were no Level 3 instruments at December 31, 2014 or 2013.

Post-retirement Health Care Benefits

Certain retiree benefits are available to eligible U.S. employees meeting certain age and service requirements upon termination of employment through the Motorola Post-retirement Healthcare Plan (“Post-retirement Healthcare Plan”). At the Distribution Date, Freescale Inc. assumed responsibility for the retiree medical benefit obligation for all eligible retired participants, active vested participants, and active participants who vested within the three year period following the Distribution.

The components of the expense we incurred under the Post-retirement Healthcare Plan were as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Service cost	$—	$1	$1
Interest cost	6	6	7
Net amortization of gains	$(4)	$(1)	$(1)

Post-retirement expense	$2	$6	$7

The measurement date for the valuation of our obligations and assets for the Post-retirement Healthcare Plan was December 31st for 2014 and 2013. Our obligation consists of an ABO and represents the actuarial present value of benefits payable to plan participants for services rendered at the valuation date. Our obligation under the Post-retirement Healthcare Plan is as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Beginning of year	$122	$166	$158
Service cost	—	1	1
Interest cost	6	6	7
Actuarial loss (gain)	30	(45)	10
Benefits paid, net	(6)	(6)	(6)
Prior service cost	—	—	(5)
Other	—	—	1

Total benefit obligation	$152	$122	$166

Benefit payments, which reflect expected future service, are estimated to be $5 million in 2015, $7 million in 2016, $8 million in 2017, $9 million in 2018, $10 million in 2019 and $53 million for the next five years thereafter. The estimated amount of net actuarial gain and unrecognized prior service credit included in accumulated other comprehensive earnings as of December 31, 2014, that are expected to be amortized into net periodic benefit cost over the next fiscal year is $1 million for the Post-retirement Healthcare Plan.

The weighted average assumptions for these retiree medical benefits as of December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013
Discount rate	4.00%	4.75%
Assumed health care trend rate for next year	7.11%	6.72%
Assumed ultimate health care trend rate	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2026	2026

The assumed discount rate is based on market rates as of the measurement date and is utilized in calculating the actuarial present value of our obligation, periodic expense and health care cost trend rate for the Post-retirement Healthcare Plan.

The assumed health care cost trend rate represents our estimate of the annual rates of change in the costs of the health care benefits currently provided by the Post-retirement Healthcare Plan. The estimated effect of a 1% increase in assumed health care cost trends would increase 2015 costs by $1 million and increase the benefit obligation at December 31, 2014 by $17 million. The estimated effect of a 1% decrease in assumed health care cost trends would decrease 2015 costs by $1 million and decrease the benefit obligation at December 31, 2014 by $14 million.

The reconciliation of the funded status of the Post-retirement Healthcare Plan is as follows:

	December 31, 2014	December 31, 2013
Benefit obligation	$(152)	$(122)
Fair value of plan assets	—	—

Funded status	(152)	(122)
Unrecognized net gain	(33)	(67)
Unrecognized prior service cost	(4)	(4)

Accrued cost	$(189)	$(193)

(7)	Income Taxes

The Company is a Bermuda exempted company. Bermuda does not impose a corporate income tax. Our operations are conducted through our various subsidiaries in a number of countries throughout the world. Consequently, income taxes have been provided based on the laws and rates in effect in the countries in which operations are conducted or in which we or our subsidiaries are considered resident for income tax purposes.

Components of earnings (loss) before income taxes are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Bermuda	$(9)	$(8)	$(8)
United States	81	(388)	(301)
Foreign	232	228	209

Earnings (loss) before income taxes	$304	$(168)	$(100)

Components of income tax expense are as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Current:
United States	$—	$—	$—
Foreign	31	22	23

Total current	$31	$22	$23

Deferred:
United States	$6	$44	$11
Foreign	17	14	14

Total deferred	$23	$58	$25

Non-current:
United States	$—	$(44)	$(10)
Foreign	(1)	4	(36)

Total non-current	$(1)	$(40)	$(46)

Total expense for income taxes	$53	$40	$2

Cash paid for taxes was $35 million, $5 million and $18 million during 2014, 2013 and 2012, respectively. Cash paid for taxes in 2014 and 2013 was net of refunds including withholding tax refunds of $5 million and $13 million, respectively.

We record minimal income tax expense in the U.S. due to the domestic valuation allowance. ASC Topic 740, “Income Taxes” (“ASC Topic 740”) requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more-likely-than-not that some portion or all of the recorded deferred tax assets will not be realized in a future period. Such assessment is required on a jurisdiction by jurisdiction basis. We have concluded that it is more-likely-than-not that our domestic deferred tax assets will not be realized in their entirety, and therefore, we have retained a valuation allowance against substantially all the domestic deferred tax assets. In our assessment of the need for a domestic valuation allowance, we heavily weighted the following negative evidence: (i) a lack of operational profitability in the U.S. Company, exclusive of foreign intercompany dividends, (ii) forecasted reversal of existing temporary differences does not create taxable income and (iii) the Company operates in a highly cyclical industry. In addition, we recorded valuation allowances in certain foreign jurisdictions after considering all positive and negative factors as to the recoverability of these assets.

The provision for income taxes differed from the amount computed by applying the Bermuda statutory rate of 0% to our earnings or loss before tax as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Provision at Bermuda Statutory rate of zero	$—	$—	$—
Taxes on U.S. and foreign earnings (losses) which are different than the Bermuda rate	120	(23)	(55)
Valuation allowance on deferred taxes	(66)	153	131
Research credits	(21)	(32)	(12)
Foreign capital incentive	(24)	(12)	(7)
Other activity in unrecognized tax benefits	(2)	(45)	(44)
Impact of changes in tax rates on deferred taxes	45	1	(16)
Other	1	(2)	5

Total expense for income taxes	$53	$40	$2

A portion of our operations are eligible for a reduced or zero tax rate under various tax holidays which expire in whole or in part through 2020. The income tax benefits attributable to the tax status of the subsidiaries with tax holidays are estimated to be approximately $1 million, $2 million and $2 million for 2014, 2013 and 2012, respectively.

Significant components of deferred tax assets (liabilities) are as follows:

	December 31, 2014	December 31, 2013
Tax carryforwards	$709	$778
Accrued interest	466	461
Depreciation	142	180
Employee benefits	111	86
Other capitalized items	68	76
Accrued intercompany expenses	28	33
Other, net	25	17
Share-based compensation	24	23
Sales, bad debt and warranty reserves	22	25
Inventory	20	31
Environmental reserves	15	16
Foreign capital incentive	15	13
Investments	9	10
Deferred revenue	5	(1)
Debt issuance costs	(13)	(14)
Undistributed foreign earnings	(343)	(366)
Valuation allowance	(1,236)	(1,288)

Net deferred tax assets	$67	$80

We are a Bermuda exempted company and are not subject to income taxes in Bermuda. We have asserted the permanent reinvestment exception in ASC 740 on approximately $130 million undistributed earnings of the U.S. Company and therefore, U.S. withholding taxes of approximately $39 million are not provided on those earnings. Our intentions are to utilize those earnings in the Company’s U.S. operations to service debt service obligations and for other liquidity needs. The undistributed earnings of the non-U.S. subsidiaries that are owned directly and indirectly by the U.S. Company are not permanently reinvested and a deferred tax liability of $343 million related to those undistributed earnings was recorded as of December 31, 2014.

Gross deferred tax assets were $1,805 million and $1,888 million at December 31, 2014 and 2013, respectively. Gross deferred tax liabilities were $502 million and $520 million at December 31, 2014 and 2013, respectively. The Company’s deferred tax positions are reflected in the following captions on the accompanying Consolidated Balance Sheets:

	December 31, 2014	December 31, 2013
Other current assets	$84	$54
Other assets	79	92
Accrued liabilities	(1)	(1)
Other liabilities	(95)	(65)

Net deferred tax assets	$67	$80

At December 31, 2014 and 2013, we had valuation allowances of $1,193 million and $1,230 million, respectively, against certain of our deferred tax assets in the United States, and valuation allowances of $43 million and $58 million, respectively, against deferred tax assets of certain foreign subsidiaries, respectively, to reflect the deferred tax assets at the net amounts that are more-likely-than-not to be realized. During 2014, we recorded a net decrease in our valuation allowance of $52 million. This net decrease consisted of a $37 million decrease in our U.S. valuation allowance and a $15 million decrease in our overall foreign valuation allowance. The decrease in the U.S. valuation allowance is attributable to an overall decrease in U.S. net deferred tax assets, $57 million of which was recorded through deferred tax benefit and a $20 million expense was recorded in other comprehensive earnings. The decrease in the foreign valuation allowance is attributable to an overall decrease in foreign net deferred tax assets, $9 million of which was recorded through deferred tax benefit and a $6 million benefit was recorded in other comprehensive earnings.

At December 31, 2014, we had (i) U.S. federal net operating losses of $101 million, which expire in the years 2023 through 2034, (ii) state net operating losses of $331 million, which expire in the years 2015 through 2033, and (iii) foreign capital losses of $48 million, which do not expire, and foreign net operating losses of $125 million, which expire starting in 2015. We had (i) U.S. federal research credits of $289 million, which expire in the years 2015 through 2034, (ii) state research credits of $115 million, which expire in the years 2018 through 2033, and (iii) foreign research credits of $10 million, which expire in the years 2027 through 2034. We also had U.S. foreign tax credits of $308 million, which expire in the years 2015 through 2024. If certain substantial changes in the Company’s ownership occur, there would be an annual limitation on the amount of U.S. federal carryforwards that can be utilized.

We account for uncertainty in tax positions in accordance with ASC Topic 740, which prescribes a recognition threshold and measurement criteria for financial statement recognition of a tax position taken or expected to be taken in a tax return. ASC Topic 740 requires us to recognize in our financial statements, the impact of a tax position, if that position is more-likely-than-not of being sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition.

For the years ended December 31, 2014, 2013 and 2012, the total amount of unrecognized tax benefits was as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Balance as of beginning of year	$132	$168	$207
Tax positions related to the current year:
Additions	5	13	2
Reductions	—	—	—
Tax positions related to prior years:
Additions	—	1	—
Reductions	(4)	(3)	(22)
Foreign currency translation adjustments	(2)	—	(1)
Settlements	—	(1)	(1)
Lapses in statutes of limitations	—	(46)	(17)

Balance as of end of year	$131	$132	$168

As of December 31, 2014, 2013 and 2012, unrecognized tax benefits were $131 million, $132 million and $168 million, respectively. The total liability for unrecognized tax benefits at December 31, 2014, 2013 and 2012, which includes interest and penalties, was $138 million, $138 million and $173 million, respectively. The amount of tax benefits included in this total liability which, if recognized, would affect our effective tax rate is $24 million, $28 million and $28 million as of December 31, 2014, 2013 and 2012, respectively. The remaining portion of the total liability in each year represents tax benefits that were offset by valuation allowances on our deferred tax assets and would not have an impact to the effective tax rate.

We recognized accrued interest and penalties associated with uncertain tax positions as part of the tax provision and these amounts are included in income tax expense. During 2014, we accrued $1 million of reserves for interest and penalties. During 2013 our reserves for interest and penalties did not change. During 2012, we released $4 million of reserves for interest and penalties. As of December 31, 2014 and 2013, we had accrued interest and penalties of $7 million and $6 million, respectively.

We file U.S., state and foreign income tax returns in jurisdictions with varying statutes of limitations. Our income tax returns for the 2004 through 2013 tax years are currently under examination by various taxing authorities around the world. Although the resolution of open audits is highly uncertain, management considers it unlikely that the results of these examinations will have a material negative impact on our financial condition or results of operations. It is reasonably possible that our existing liabilities for unrecognized tax benefits may increase or decrease in the next twelve months primarily due to the progression of open audits or the expiration of statutes of limitation. The Company does not expect the liability for unrecognized tax benefits to decrease substantially during the next twelve months. With few exceptions, we are not subject to tax examinations by tax authorities for years before 2004.

(8)	Commitments and Contingencies

Leases

We own most of our major facilities; however, we do lease certain office and warehouse space, and information technology and other equipment under principally non-cancellable operating leases expiring through 2022. Rental expense, net of sublease income, for the years ended December 31, 2014, 2013 and 2012 was $27 million, $34 million and $36 million, respectively. Future minimum lease payments, net of minimum sublease rentals, of such operating leases for each of the five years subsequent to December 31, 2014 are $26 million, $17 million, $13 million, $8 million and $1 million, respectively, and $1 million thereafter.

Commitments

Product purchase commitments associated with our strategic manufacturing relationships with our wafer foundries and for assembly and test services include take or pay provisions based on volume commitments for work in progress and forecasted demand based on 18-month rolling forecasts, which are adjusted monthly. The commitment under these relationships was $130 million as of December 31, 2014.

We have multi-year commitments under various software, service, supply and other contracts requiring payments for each of the five years subsequent to December 31, 2014 of $97 million, $59 million, $27 million, $7 million and $6 million, respectively, and $9 million thereafter.

Contingencies

Environmental

Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (CERCLA, or Superfund), and equivalent state law, Motorola has been designated as a Potentially Responsible Party by the United States Environmental Protection Agency with respect to certain waste sites with which the Company’s operations may have had direct or indirect involvement. Such designations are made regardless of the extent of Motorola’s involvement. Pursuant to the master separation and distribution agreement entered into in connection with our spin-off from Motorola, Freescale Inc. has indemnified Motorola for these liabilities going forward. These claims are in various stages of administrative or judicial proceedings. They include demands for recovery of past governmental costs and for future investigations or remedial actions. The remedial efforts include environmental cleanup costs and communication programs. In many cases, the dollar amounts of the claims have not been specified and have been asserted against a number of other entities for the same cost recovery or other relief as was asserted against Freescale Inc. We accrue costs associated with environmental matters when they become probable and reasonably estimable by recording the future estimated cash flows associated with such costs on a discounted basis, as the amount and timing of cash payments become fixed or readily determinable, for the estimated remediation periods, ranging from six years to over 50 years.

Due to the uncertain nature, the actual costs that will be incurred could differ significantly from the amounts accrued. As of December 31, 2014 and 2013, the undiscounted future cash flows are estimated at $79 million and $82 million, respectively. The expected payments for 2015 through 2019 are $5 million, $4 million, $4 million, $4 million and $4 million, respectively, with remaining expected payments of $58 million anticipated thereafter. Accruals at December 31, 2014 and 2013 were $43 million (utilizing a discount rate of 4.6%) and $44 million (utilizing a discount rate of 4.7%), respectively, the majority of which are included in other liabilities on the accompanying Consolidated Balance Sheets, with related charges to operating earnings of $2 million and $3 million in 2013 and 2012, respectively. We recorded no net charges during 2014. These amounts represent only our estimated share of costs incurred in environmental cleanup sites without considering recovery of costs from any other party or insurer, since in most cases Potentially Responsible Parties other than us may exist and be held responsible.

Litigation

We are a defendant in various lawsuits and are subject to various claims which arise in the normal course of business. The Company records an associated liability when a loss is probable and the amount is reasonably estimable.

From time to time, we are involved in legal proceedings arising in the ordinary course of business, including tort, contractual and customer disputes, claims before the United States Equal Employment Opportunity Commission and other employee grievances, and intellectual property litigation and infringement claims. Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling our products. Under agreements with Motorola Inc. (“Motorola”), Freescale Inc. must indemnify Motorola for certain liabilities related to our business incurred prior to our separation from Motorola.

The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, require us to make material changes to our products and/or manufacturing processes, require us to cross-license certain of our patents and other intellectual property and/or prohibit us from manufacturing or selling one or more products in certain jurisdictions, which could adversely impact our operating results in future periods. If any of those events were to occur, our business, financial condition and results of operations could be adversely affected.

Other Contingencies

In the ordinary course of business, we regularly execute contracts that contain customary indemnification provisions. Additionally, from time to time we execute contracts considered outside the ordinary course of business, which may contain broader indemnification provisions, and other reimbursement obligations for costs related to epidemic failure of a Freescale product, late delivery, or breach of confidentiality. Examples of these types of agreements include customer supply contracts, business divestitures, business acquisitions, settlement agreements and third-party performance guarantees. In each of these circumstances, payment by us is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow us to challenge the other party’s claims. Further, our obligations under these agreements may be limited in terms of duration and/or amounts not in excess of the contract value, and in some instances we may have recourse against third parties for certain payments made by us.

Historically, we have not made significant payments for indemnification provisions contained in these agreements. During 2012, we recorded a benefit of $4 million to reorganization of business and other for the expiration of indemnification obligations under a contract previously executed outside the ordinary course of business. At December 31, 2014, we have no accruals related to known estimated indemnification obligations. We believe that if we were to incur additional losses with respect to any unknown matters at December 31, 2014, such losses would not have a material negative impact on our financial position, results of operations or cash flows.

(9)	Asset Impairment Charges

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We evaluate the recoverability of long-lived assets to be held and used by comparing the carrying value of the assets to the estimated future net undiscounted cash flows expected to be generated by the asset group. An asset is considered impaired if the carrying value of the asset group is greater than its estimated future net undiscounted cash flows.

We measure the impairment to be recognized from assets to be held and used as the amount by which the carrying value of the asset group exceeds the fair value of the assets. The fair value of the asset is the quoted market price, if available, or discounted cash flows using a discount rate commensurate with the risk inherent in our current business model for the specific asset group being valued. To compute the estimated expected future cash flows on a discounted and undiscounted basis, we group assets at the lowest level for which there are identifiable cash flows. We base our estimates of future cash flows on historical and current financial results and management’s best estimates of future operating trends. We project cash inflows and outflows until the operations will cease or significant capital re-investment would be required to continue operations, whichever is shorter. In evaluating assets held for use for impairment, we also consider whether the events that triggered the impairment analysis give rise to a change in the estimated useful lives of the associated assets. Asset useful lives are adjusted when appropriate. There have been no asset impairment charges during 2014, 2013 and 2012.

(10)	Reorganization of Business and Other

Year ended December 31, 2014

Strategic Realignment

As a result of the strategic review initiated in 2012 (the “Strategic Realignment”), we identified opportunities to accelerate revenue growth and improve profitability. We have continued to shift our research and development investment and sales force to reflect this strategic realignment. Since the inception of the plan, we have recorded a total of $115 million in net charges to reorganization of business and other for employee termination benefits and other exit costs in connection with re-allocating research and development resources, re-aligning sales resources and reducing our infrastructure, as further described below.

At each reporting date, we evaluate our accruals for exit costs and employee separation costs, which consist primarily of termination benefits (principally severance payments), to ensure that our accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out our plans or because employees previously identified for separation resign unexpectedly and do not receive severance or are redeployed due to circumstances not foreseen when the original plans were initiated. We reverse accruals to earnings when it is determined they are no longer required.

The following table displays a roll-forward from January 1, 2014 to December 31, 2014 of the employee separation and exit cost accruals established related to the Strategic Realignment:

(in millions, except headcount)	Accruals at January 1, 2014	Charges	Adjustments & Currency Impact	Usage	Accruals at December 31, 2014
Employee Separation Costs
Supply chain	$5	$4	$—	$(5)	$4
Selling, general and administrative	4	9	—	(6)	7
Research and development	2	18	(1)	(6)	13

Total	$11	$31	$(1)	$(17)	$24

Related headcount	170	440	—	(235)	375

Exit and Other Costs	$8	$—	$(1)	$(7)	$—

During 2014, we incurred $31 million of additional employee separation charges related to the continued execution of this strategic plan. We adjusted our anticipated future severance payments by $1 million to incorporate the currency impact in the above presentation reflecting the strengthening of the U.S. dollar against the Euro and Japanese Yen during 2014. The $17 million used reflects cash payments made to employees separated as part of the plan during 2014. The accrual of $24 million at December 31, 2014 reflects the estimated liability to be paid to the remaining 375 employees to be separated through 2016, along with previously separated employees still receiving severance benefits, based on current exchange rates.

Additionally, we recorded an adjustment of $1 million to our previously estimated exit costs during 2014, of which $7 million of the liability was paid during the period. These costs were estimated in accordance with ASC Topic 420 “Exit or Disposal Cost Obligations” (“ASC Topic 420”) and related to additional compensation for employees who were deemed crucial to the continuing implementation of the Strategic Realignment along with exit costs for underutilized office space vacated in connection with plans to consolidate workspace in Austin, Texas.

Reorganization of Business Program

In 2008, we began executing a series of restructuring initiatives that streamlined our cost structure and re-directed some research and development investments into expected growth markets (the “Reorganization of

Business Program”). Since the inception of the plan, we have recorded $242 million in net charges to reorganization of business and other. The only remaining actions relating to this reorganization program are the decommissioning of the land and buildings at our Toulouse, France manufacturing facility, along with payment of the remaining separation costs.

The following table displays a roll-forward from January 1, 2014 to December 31, 2014 of the employee separation cost accruals established related to the Reorganization of Business Program:

(in millions, except headcount)	Accruals at January 1, 2014	Charges	Adjustments & Currency Impact	Usage	Accruals at December 31, 2014
Employee Separation Costs
Supply chain	$17	$—	$(1)	$(8)	$8
Selling, general and administrative	1	—	—	(1)	—
Research and development	1	—	—	—	1

Total	$19	$—	$(1)	$(9)	$9

Related headcount	30	—	—	(30)	—

The $9 million used reflects cash payments made to employees separated as part of the Reorganization of Business Program during 2014. We adjusted our anticipated future severance payments by $1 million to incorporate the currency impact in the above presentation reflecting the strengthening of the U.S. dollar against the Euro during 2014. The accrual of $9 million at December 31, 2014 reflects the estimated liability to be paid through 2015 (i) to previously separated employees still receiving severance benefits and (ii) for outplacement services and other severance-related costs, based on current exchange rates.

Disposition Activities

During 2014, we recorded a net benefit of $8 million related to the sale of our former manufacturing site located in Sendai, Japan partially offset by demolition costs incurred to prepare the site for sale along with other closing costs. Also during 2014, we recorded $8 million of charges related to on-going closure and decommissioning costs for our Toulouse, France manufacturing facility. Additionally, we recorded $7 million in charges largely related to the write-down of the net book value of certain assets to their fair market values less the expected cost to sell associated with the classification of the assets as held for sale during 2014.

Year ended December 31, 2013

Strategic Realignment

The following table displays a roll-forward from January 1, 2013 to December 31, 2013 of the employee separation and exit cost accruals established related to the Strategic Realignment:

(in millions, except headcount)	Accruals at January 1, 2013	Charges	Adjustments	Used	Accruals at December 31, 2013
Employee Separation Costs
Supply chain	$6	$3	$—	$(4)	$5
Selling, general and administrative	11	3	—	(10)	4
Research and development	13	—	—	(11)	2

Total	$30	$6	$—	$(25)	$11

Related headcount	270	120	—	(220)	170

Exit and Other Costs	$2	$28	$(2)	$(20)	$8

We incurred $6 million of additional employee separation charges related to the continued execution of this plan. The $25 million used reflects cash payments paid to employees separated as part of this plan during 2013. Additionally, we recorded $28 million in exit and other costs related to (i) additional compensation for employees who were deemed crucial to the implementation of the plan, (ii) a lease termination charge associated with our plans to consolidate workspace in Israel and (iii) exit costs for underutilized office space vacated in connection with plans to consolidate workspace in Austin, Texas in accordance with ASC Topic 420, on which we recorded a $2 million adjustment during 2013. In addition to the separation and exit costs associated with Strategic Realignment, a $1 million net charge was recorded in reorganization of business and other related to indemnification provisions included in Gregg Lowe’s (our president and CEO) employment agreement.

Reorganization of Business Program

The following table displays a roll-forward from January 1, 2013 to December 31, 2013 of the employee separation accruals established related to the Reorganization of Business Program:

(in millions, except headcount)	Accruals at January 1, 2013	Charges	Adjustments & Currency Impact	Usage	Accruals at December 31, 2013
Employee Separation Costs
Supply chain	$77	$—	$(1)	$(59)	$17
Selling, general and administrative	2	—	(1)	—	1
Research and development	2	—	(1)	—	1

Total	$81	$—	$(3)	$(59)	$19

Related headcount	520	—	—	(490)	30

The $59 million used reflects cash payments made to employees separated as part of the Reorganization of Business Program during 2013. We adjusted our anticipated future severance payments by $3 million (i) related to the reduction of expected future cash payments required under this plan and (ii) to incorporate the currency impact in the above presentation to reflect the strengthening of the U.S. dollar against the Euro during 2013.

Disposition Activities

During the year endedDecember 31, 2013 and in connection with the closure of the Toulouse, France manufacturing facility, we recorded a benefit of $13 million related to proceeds received for the sale of certain of our equipment and machinery located at this facility, which was partially offset by a $6 million charge related to on-going closure and decommissioning costs. We also recorded a benefit of $5 million related to the sale of a portion of our former manufacturing facility located in Sendai, Japan, offset by a $1 million charge related to demolition costs incurred in preparation of the remaining site for sale.

Additionally during 2013, we incurred a $4 million charge primarily related to (i) the write-down of the net book value of certain manufacturing assets to their fair market values less the expected cost to sell in association with the classification of the assets as held for sale and (ii) a contract termination charge associated with similar manufacturing assets under a previous operating lease. These assets were no longer deemed necessary due to the strategic decision to eliminate certain processes for some of our next generation products.

Year Ended December 31, 2012

In 2012, we recorded a benefit of $90 million for earthquake-related business interruption insurance recoveries related to our Sendai, Japan fabrication facility which suffered extensive damage from the March 2011 earthquake. We also recorded a benefit of $9 million related to proceeds received in connection with the sale of the Sendai, Japan design center. These benefits were partially offset by $9 million of expenses related to on-going closure costs and costs associated with the dissolution of the Sendai, Japan entity.

Additionally, we recorded benefits totaling $16 million primarily related to the expiration of contractual obligations associated with the wind down of our cellular handset business and the expiration of indemnification obligations under a contract previously executed outside the ordinary course of business. These benefits were partially offset by charges of $52 million including a non-cash accelerated amortization charge and cash costs for employee termination benefits and other exit costs recorded in connection with the Strategic Realignment. Additionally we recorded charges of $39 million primarily for (i) exit costs related to the termination of various supply agreements, on-going closure and decommissioning costs incurred in connection with the closure of our Toulouse, France manufacturing facility, (ii) the change in the executive leadership of the Company and (iii) costs recorded in connection with the termination of our corporate aircraft lease agreement.

(11)	Certain Relationships and Related Party Transactions

We have various agreements with affiliates of our Sponsors to provide certain administrative and support services under which we recognized $22 million, $20 million and $15 million in selling, general and administrative expense in the accompanying Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012, respectively. As of both December 31, 2014 and 2013, we had an amount due to these related parties in connection with these arrangements of $5 million.

(12)	Supplemental Enterprise-Wide Information

Geographic Region Information

The following geographic region information includes net sales, as measured by each of our subsidiaries from which our products were sold to external customers, as well as property, plant and equipment based on physical location. Net sales by country for the years ended December 31, 2014, 2013 and 2012, as well as property, plant and equipment as of December 31, 2014 and 2013 were as follows:

	Net Sales
	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Malaysia(1)	$1,271	$692	$606
Switzerland	1,091	974	929
Hong Kong	996	1,191	1,107
United States	991	1,097	1,061
Japan	256	202	227
Other nations	29	30	15

Total net sales	$4,634	$4,186	$3,945

(1)	The sequential increase in net sales includes the impact of the migration of sales from Hong Kong to Malaysia beginning in the fourth quarter of 2014.

	Property, Plant and Equipment
	December 31, 2014	December 31, 2013
United States	$349	$327
Malaysia	248	202
China	98	88
Other nations	55	64

Total property, plant and equipment, net	$750	$681

Product Group Revenues

Our product revenues are aligned into five focused product groups: Microcontrollers, Digital Networking, Automotive MCUs, Analog & Sensors and Radio Frequency. We also derive net sales from “Other” which consists of product sales associated with end markets outside of target markets, including the cellular market, intellectual property licensing and sales, foundry wafer sales to other semiconductor companies and net sales from sources other than semiconductors. Net sales by product group for the years ended December 31, 2014, 2013 and 2012 were as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Microcontrollers	$951	$826	$707
Digital Networking	1,038	915	852
Automotive MCUs	1,186	1,063	986
Analog & Sensors	797	736	722
Radio Frequency	554	352	303
Other	108	294	375

Total net sales	$4,634	$4,186	$3,945

Major Customers

Continental Automotive, represented 14%, 15% and 15% of our total net sales in 2014, 2013 and 2012, respectively. Additionally, as a result of the consolidation of our global distribution sales network in early 2014, Avnet, Inc. and Arrow Electronics, Inc. each represented more than 10% of our total net sales in 2014. Individually, neither distributor comprised more than 10% of our net sales in either 2013 or 2012.

(13)	Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the years ended December 31, 2014, 2013 and 2012:

	Balance at beginning of period	Additions charged to costs & expenses	Deductions(1)	Balance at end of period
As of December 31, 2014:
Allowance for doubtful accounts	$2	$(2)	$—	$—
Product and service warranties	$5	$1	$(1)	$5
As of December 31, 2013:
Allowance for doubtful accounts	$2	$1	$(1)	$2
Product and service warranties	$6	$—	$(1)	$5
As of December 31, 2012:
Allowance for doubtful accounts	$2	$—	—	$2
Product and service warranties	$4	$2	—	$6

(1)	Accrual usage

(14)	Supplemental Guarantor Condensed Consolidating Financial Statements

Pursuant to the terms of our acquisition by the Sponsors under the Merger in December 2006, Freescale Inc. continues as a wholly-owned indirect subsidiary of Freescale Ltd. The reporting entity subsequent to the Merger is Freescale Ltd.

As a result of the Merger and subsequent debt redemption and refinancing transactions, we had $2,113 million aggregate principal amount of Senior Notes outstanding as of December 31, 2014, as further discussed in Note 4, “Debt.” The senior secured notes are jointly and severally guaranteed on a secured, senior basis and the senior unsecured notes are jointly and severally guaranteed on an unsecured, senior basis, in each case, subject to certain exceptions, by Freescale Ltd., its wholly owned direct and indirect subsidiaries created in connection with the Merger, and SigmaTel, LLC (together, the “Guarantors”). Each Guarantor fully and unconditionally guarantees, jointly and severally with the other Guarantors, as a primary obligor and not merely as a surety, the due and punctual payment and performance of the obligations. As of December 31, 2014, other than SigmaTel, LLC, none of Freescale Inc.’s domestic or foreign subsidiaries (“Non-Guarantors”) guarantee the Senior Notes or Credit Facility. In the future, other subsidiaries may be required to guarantee all or a portion of the Senior Notes, if and to the extent they guarantee the Credit Facility. (The relationship between the Company and the parent companies, along with the relationship of the Sponsors and the Merger transaction are defined and discussed in Note 1, “Basis of Presentation and Principles of Consolidation.”)

The following tables present our results of operations, financial position and cash flows of Freescale Ltd., the Guarantors, Freescale Inc., the Non-Guarantors and eliminations for the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and December 31, 2013, to arrive at the information on a consolidated basis:

Supplemental Condensed Consolidating Statement of Operations For the Year Ended December 31, 2014
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$5,967	$6,208	$(7,541)	$4,634
Cost of sales	—	—	4,171	5,879	(7,541)	2,509

Gross margin	—	—	1,796	329	—	2,125
Selling, general and administrative	8	—	694	211	(414)	499
Research and development	—	—	550	296		846
Amortization expense for acquired intangible assets	—	—	15	—	—	15
Reorganization of business and other	—	—	17	20	—	37

Operating (loss) earnings	(8)	—	520	(198)	414	728
Loss on extinguishment or modification of long-term debt	—	—	(79)	—		(79)
Other income (expense), net	445	447	12	428	(1,677)	(345)

Earnings before income taxes	437	447	453	230	(1,263)	304
Income tax expense	—	—	7	46	—	53

Net earnings	$437	$447	$446	$184	$(1,263)	$251

Supplemental Condensed Consolidating Statement of Comprehensive Earnings For the Year Ended December 31, 2014
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Net earnings	$437	$447	$446	$184	$(1,263)	$251

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	—	—	—	—	—	—
Derivative instrument adjustments:
Unrealized losses arising during the period	—	—	(21)	—	—	(21)
Reclassification adjustment for items included in net earnings	—	—	1	—	—	1
Post-retirement adjustments:
Losses arising during the period	—	—	(30)	(23)	—	(53)
Amortization of actuarial (losses) gains included in net earnings	—	—	(4)	2	—	(2)

Other comprehensive loss	—	—	(54)	(21)	—	(75)

Comprehensive earnings	$437	$447	$392	$163	$(1,263)	$176

Supplemental Condensed Consolidating Statement of Operations For the Year Ended December 31, 2013
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$5,363	$5,482	$(6,659)	$4,186
Cost of sales	—	—	3,885	5,173	(6,659)	2,399

Gross margin	—	—	1,478	309	—	1,787
Selling, general and administrative	7	—	640	194	(377)	464
Research and development	—	—	488	267	—	755
Amortization expense for acquired intangible assets	—	—	13	—	—	13
Reorganization of business and other	—	—	17	7	—	24

Operating (loss) earnings	(7)	—	320	(159)	377	531
Loss on extinguishment or modification of long-term debt	—	—	(217)	—	—	(217)
Other income (expense), net	218	220	119	387	(1,426)	(482)

Earnings (loss) before income taxes	211	220	222	228	(1,049)	(168)
Income tax expense	—	—	2	38	—	40

Net earnings (loss)	$211	$220	$220	$190	$(1,049)	$(208)

Supplemental Condensed Consolidating Statement of Comprehensive Earnings (Loss) For the Year Ended December 31, 2013
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Net earnings (loss)	$211	$220	$220	$190	$(1,049)	$(208)

Other comprehensive earnings, net of tax:
Foreign currency translation adjustments	—	—	—	(6)	—	(6)
Derivative instrument adjustments:
Unrealized losses arising during the period	—	—	(8)	—	—	(8)
Reclassification adjustment for items included in net earnings (loss)	—	—	—	—	—	—
Post-retirement adjustments:
Gains arising during the period	—	—	44	3	—	47
Amortization of actuarial (losses) gains included in net earnings (loss)	—	—	(1)	3	—	2

Other comprehensive earnings	—	—	35	—	—	35

Comprehensive earnings (loss)	$211	$220	$255	$190	$(1,049)	$(173)

Supplemental Condensed Consolidating Statement of Operations For the Year Ended December 31, 2012
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$5,179	$5,339	$(6,573)	$3,945
Cost of sales	—	—	3,827	5,050	(6,573)	2,304

Gross margin	—	—	1,352	289	—	1,641
Selling, general and administrative	7	—	643	184	(396)	438
Research and development	—	—	471	271	—	742
Amortization expense for acquired intangible assets	—	—	13	—	—	13
Reorganization of business and other	—	—	(35)	20	—	(15)

Operating (loss) earnings	(7)	—	260	(186)	396	463
Loss on extinguishment or modification of long-term debt	—	—	(32)	—	—	(32)
Other income (expense), net	92	94	(141)	405	(981)	(531)

Earnings (loss) before income taxes	85	94	87	219	(585)	(100)
Income tax (benefit) expense	—	—	(7)	9	—	2

Net earnings (loss)	$85	$94	$94	$210	$(585)	$(102)

Supplemental Condensed Consolidating Statement of Comprehensive Earnings (Loss) For the Year Ended December 31, 2012
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Net earnings (loss)	$85	$94	$94	$210	$(585)	$(102)

Other comprehensive earnings (loss), net of tax:
Foreign currency translation adjustments	—	—	—	—	—	—
Derivative instrument adjustments:
Unrealized gains arising during the period	—	—	6	—	—	6
Reclassification adjustment for items included in net earnings (loss)	—	—	1	—	—	1
Post-retirement adjustments:
Losses arising during the period	—	—	(6)	(12)	—	(18)
Amortization of actuarial gains included in net earnings (loss)	—	—	—	—	—	—

Other comprehensive earnings (loss)	—	—	1	(12)	—	(11)

Comprehensive earnings (loss)	$85	$94	$95	$198	$(585)	$(113)

Supplemental Condensed Consolidating Balance Sheet December 31, 2014
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Assets
Cash and cash equivalents	$4	$—	$181	$511	$—	$696
Inter-company receivable	161	—	509	472	(1,142)	—
Accounts receivable, net	—	—	130	432	—	562
Inventory, net	—	—	335	410	—	745
Other current assets	—	—	105	61	—	166

Total current assets	165	—	1,260	1,886	(1,142)	2,169
Property, plant and equipment, net	—	—	349	401	—	750
Investment in affiliates	(3,710)	(3,710)	1,350	—	6,070	—
Intangible assets, net	—	—	51	8	—	59
Inter-company note receivable	—	123	1	166	(290)	—
Other assets, net	7	—	131	159	—	297

Total Assets	$(3,538)	$(3,587)	$3,142	$2,620	$4,638	$3,275

Liabilities and Shareholders’ (Deficit) Equity
Current portion of long-term debt and capital lease obligations	$—	$—	$35	$—	$—	$35
Inter-company payable	—	—	501	641	(1,142)	—
Accounts payable	—	—	251	162	—	413
Accrued liabilities and other	—	—	260	137	—	397

Total current liabilities	—	—	1,047	940	(1,142)	845
Long-term debt	—	—	5,535	—	—	5,535
Inter-company note payable	43	123	—	124	(290)	—
Other liabilities	—	—	270	206		476

Total liabilities	43	123	6,852	1,270	(1,432)	6,856
Total shareholders’ (deficit) equity	(3,581)	(3,710)	(3,710)	1,350	6,070	(3,581)

Total Liabilities and Shareholders’ (Deficit) Equity	$(3,538)	$(3,587)	$3,142	$2,620	$4,638	$3,275

Supplemental Condensed Consolidating Balance Sheet December 31, 2013
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Assets
Cash and cash equivalents	$1	$—	$235	$511	$—	$747
Inter-company receivable	169	—	445	504	(1,118)	—
Accounts receivable, net	—	—	91	297	—	388
Inventory, net	—	—	276	457	—	733
Other current assets	—	—	74	53	—	127

Total current assets	170	—	1,121	1,822	(1,118)	1,995
Property, plant and equipment, net	—	—	327	354	—	681
Investment in affiliates	(4,721)	(4,721)	1,364	—	8,078	—
Intangible assets, net	—	—	52	—	—	52
Inter-company note receivable	—	118	—	161	(279)	—
Other assets, net	—	—	156	163	—	319

Total Assets	$(4,551)	$(4,603)	$3,020	$2,500	$6,681	$3,047

Liabilities and Shareholders’ (Deficit) Equity
Current portion of long-term debt and capital lease obligations	$—	$—	$93	$—	$—	$93
Inter-company payable	—	—	565	553	(1,118)	—
Accounts payable	—	—	241	157	—	398
Accrued liabilities and other	—	—	245	126	—	371

Total current liabilities	—	—	1,144	836	(1,118)	862
Long-term debt	—	—	6,386	—	—	6,386
Inter-company note payable	43	118	—	118	(279)	—
Other liabilities	—	—	211	182	—	393

Total liabilities	43	118	7,741	1,136	(1,397)	7,641

Total shareholders’ (deficit) equity	(4,594)	(4,721)	(4,721)	1,364	8,078	(4,594)

Total Liabilities and Shareholders’ (Deficit) Equity	$(4,551)	$(4,603)	$3,020	$2,500	$6,681	$3,047

Supplemental Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2014
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Cash flow provided by operating activities	$81	$—	$242	$366	$(185)	$504

Cash flows from investing activities:
Purchases of property, plant and equipment	—	—	(101)	(148)	—	(249)
Acquisitions and strategic investment activity	—	—	(20)	—	—	(20)
Proceeds from the sale of property, plant and equipment	—	—	1	15	—	16
Payments for purchased licenses and other assets	—	—	(46)	(35)	—	(81)
Inter-company loans and capital transactions	(842)	(847)	(1)	(5)	1,695	—

Cash flow used for investing activities	(842)	(847)	(167)	(173)	1,695	(334)

Cash flows from financing activities:
Retirements of and payments for long-term debt and capital lease obligations	—	—	(1,568)	—	—	(1,568)
Debt issuance proceeds, net of debt issuance costs	—	—	590	—	—	590
Proceeds from equity offering, net of offering costs	717	—	—	—	—	717
Proceeds from stock option exercises and ESPP share purchases	47	—	—	—	—	47
Excess tax benefits from share-based compensation plans	—	—	7	—	—	7
Inter-company loans, dividends and capital transactions	—	847	842	(179)	(1,510)	—

Cash flow provided by (used for) financing activities	764	847	(129)	(179)	(1,510)	(207)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(14)	—	(14)

Net increase (decrease) in cash and cash equivalents	3	—	(54)	—	—	(51)
Cash and cash equivalents, beginning of period	1	—	235	511	—	747

Cash and cash equivalents, end of period	$4	$—	$181	$511	$—	$696

Supplemental Condensed Consolidating Statement of Cash Flows For the Nine Months Ended December 31, 2013
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Cash flow provided by operating activities	$40	$—	$235	$465	$(419)	$321

Cash flows from investing activities:
Purchases of property, plant and equipment	—	—	(68)	(83)	—	(151)
Proceeds from the sale of property, plant and equipment	—	—	—	12	—	11
Payments for purchased licenses and other assets	—	—	(30)	(40)	—	(70)
Acquisitions and strategic investment activity	—	—	(1)	—	—	—
Inter-company loans and capital transactions	(102)	(106)	26	(4)	186	—

Cash flow used for investing activities	(102)	(106)	(73)	(115)	186	(210)

Cash flows from financing activities:
Retirements of and payments for long-term debt and capital lease obligations	—	—	(5,062)	—	—	(5,062)
Debt issuance proceeds, net of debt issuance costs	—	—	4,929	—	—	4,929
Proceeds from stock option exercises and ESPP share purchases	62	—	—	—	—	62
Inter-company loans, dividends and capital transactions	—	106	102	(441)	233	—

Cash flow provided by (used for) financing activities	62	106	(31)	(441)	233	(71)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(4)	—	(4)

Net increase (decrease) in cash and cash equivalents	—	—	131	(95)	—	36
Cash and cash equivalents, beginning of period	1	—	104	606	—	711

Cash and cash equivalents, end of period	$1	$—	$235	$511	$—	$747

Supplemental Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2012
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non- Guarantors	Eliminations	Consolidated
Cash flow (used for) provided by operating activities	—	(1)	326	228	(203)	350
Cash flows from investing activities:
Purchases of property, plant and equipment	—	—	(58)	(65)	—	(123)
Proceeds from sale of property, plant and equipment and assets held for sale	—	—	1	18	—	19
Acquisitions and strategic investment activity	—	—	1	—	—	1
Payments for purchased licenses and other assets	—	—	(32)	(41)	—	(73)
Inter-company loan receivable and dividends	(28)	(30)	37	(9)	30	—

Cash flow used for investing activities	(28)	(30)	(51)	(97)	30	(176)
Cash flows from financing activities:
Retirements of and payments for long-term debt and capital lease obligations	—	—	(733)	(1)	—	(734)
Debt issuance proceeds, net of deferred financing costs	—	—	481	—	—	481
Proceeds from stock option exercises and ESPP share purchases	21	—	—	—	—	21
Inter-company loan payable, dividends and capital contributions	6	31	25	(235)	173	—

Cash flow provided by (used for) financing activities	27	31	(227)	(236)	173	(232)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(3)	—	(3)

Net (decrease) increase in cash and cash equivalents	(1)	—	48	(108)	—	(61)
Cash and cash equivalents, beginning of period	2	—	56	714	—	772

Cash and cash equivalents, end of period	1	—	104	606	—	711

(15)	Quarterly and Other Financial Data (unaudited)

2014 Operating Results (in millions, except per share data)	4th	3rd	2nd	1st
Net sales	$1,103	$1,213	$1,191	$1,127
Gross margin	$521	$562	$537	$505
Operating earnings	$178	$215	$180	$155
Net earnings (loss)	$63	$125	$86	$(23)
Net earnings (loss) per common share:
Basic	$0.21	$0.41	$0.28	$(0.08)
Diluted	$0.20	$0.40	$0.28	$(0.08)
Weighted average common shares outstanding:
Basic	304	304	303	280
Diluted	310	309	308	280

2013 Operating Results (in millions, except per share data)	4th	3rd	2nd	1st
Net sales	$1,082	$1,085	$1,038	$981
Gross margin	$475	$473	$441	$398
Operating earnings	$145	$157	$125	$104
Net (loss) earnings	$(118)	$23	$(65)	$(48)
Net (loss) earnings per common share:
Basic	$(0.46)	$0.09	$(0.25)	$(0.19)
Diluted	$(0.46)	$0.09	$(0.25)	$(0.19)
Weighted average common shares outstanding:
Basic	258	258	255	252
Diluted	258	261	255	252